UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended:
December 31, 2019

Flora Growth Corp.
(Exact name of issuer as specified in its charter)

Ontario, Canada
(Jurisdiction of incorporation or organization)

N/A
(I.R.S. Employer Identification Number)

65 Queen Street West, Suite 800
Toronto, Ontario M5H 2M5
www.floragrowth.ca

(Address of principal executive offices)

+1 (416) 861 - 2267
(Telephone number, including area code)

Units consisting of Common Stock, no par value and Warrants exercisable into additional shares of Common Stock
(Title of each class of securities issued pursuant to Regulation A)

PART II
INFORMATION TO BE INCLUDED IN REPORT

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report on Form 1-K are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, taking into account the information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes, and our actual results and performance could differ materially from those set forth in any forward-looking statements. The cautionary statements set forth in this Annual Report on Form 1-K identify important factors which you should consider in evaluating our forward-looking statements. These factors include, without limitation:

•	limited operating history;
•	reliance on licenses and authorizations;
•	uncertainty related to the effects of COVID-19 on operations and the ability to finance operations;
•	changes in cannabis laws, regulations and guidelines;
•	demand for cannabis and derivative products;
•	product liability;
•	product recalls;
•	regulatory compliance risks;
•	retention and acquisition of skilled personnel;
•	risks inherent in an agricultural business;
•	supply of cannabis seeds;
•	competition;
•	legal and regulatory proceedings;
•	ability to establish and maintain bank accounts;
•	insurance coverage;
•	protected areas established by the National System of Protected Areas;
•	changes in corporate structure;
• •	emerging market risks; and global economy risks.

Risks related to investment in a company with Colombian operations including:

•	economic and political risks inherent with any investment in Colombia;
•	governmental influence on the Colombian economy;
•	internal security issues; and
•	political and economic instability in the region.

Financial and accounting risks including:

•	foreign sales;
•	estimates or judgments relating to critical accounting policies;
•	tax risks;
•	failure to develop our internal controls; and
•	our ability to continue as a going concern.

You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report on Form 1-K, and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

Overview

Corporate Structure

Flora Growth Corp. (the “Company,” “Flora”, “we,” “our,” and “us”) was incorporated on March 13, 2019 in the Province of Ontario. Flora is an early-stage private company headquartered in Canada with a focus on cultivating, processing and supplying all natural, medicinal-grade cannabis oil extracts and related products to large channel distributors, including pharmacies, medical clinics, and cosmetic companies.  We will require adequate funding from financing efforts to plant, grow and harvest our products on a commercial scale, to produce oil extracts, to access needed facilities and labor and to achieve large channel distribution of our products.

Our business operations are in Colombia. Our registered and head office is located at 65 Queen Street West, Suite 800, Toronto, Ontario M5H 2M5. We have one 90% owned operating subsidiary, Cosechemos Ya S.A.S. (“Cosechemos”), which operates its business of cultivation and processing all natural cannabis into standardized, medicinal-grade oil extracts and related products. Cosechemos became a subsidiary of the Company effective October 15, 2019 pursuant to share purchase agreement between Flora, Guillermo Andres Ramirez Martinez, Guillermo Ramirez Cabrales and Oscar Mauricio Franco Ulloa.

Pursuant to our articles of incorporation (our “Articles”), we are authorized to issue an unlimited number of Common Shares. As of April 24, 2020, we had 84,117,300 Common Shares issued and outstanding.

Intercorporate Relationships

We have one 90% owned subsidiary, Cosechemos, incorporated under the laws of Colombia which has its registered office address at Carrera 25 # 29 - 87 Local 17 A, Giron, Santander, Colombia.

Flora Growth Corp. (Ontario)

90%

Cosechemos Ya S.A.S. (Colombia)

Cosechemos became our 90%-owned subsidiary effective October 15, 2019, pursuant to the Share Purchase Agreement, by and among us and Guillermo Andres Ramirez Martinez, Guillermo Ramirez Cabrales and Oscar Mauricio Franco Ulloa (collectively, the “Vendors”).   Pursuant to the Share Purchase Agreement, we acquired 4,500 shares of Cosechemos (which is equivalent to 90% of the issued and outstanding shares of Cosechemos).  As consideration for the Cosechemos shares, we (i) paid $80,000 to the Vendors, and (ii) granted the Vendors a 10% non-dilutive, free carried interest in Cosechemos (the “Free Carry”). Pursuant to the shareholders agreement between the Vendors and Flora (the “Shareholders Agreement”), Flora shall fund the operations of Cosechemos and the Vendors’ equity interest in Cosechemos cannot be diluted by such funding during the time that the Free Carry is in effect.

The Free Carry will automatically terminate upon such time as we invest an aggregate of $25 million into Cosechemos.  Upon the termination of the Free Carry, the Vendors will be required, if needed by Cosechemos, to fund the operations of Cosechemos on a pro rata basis or risk having their equity interest in Cosechemos be diluted.  Additionally, we are required to pay the Vendors, as a one-time payment, $750,000 within 60 days of Cosechemos earning a net income of $10 million.

Narrative Description of the Business

Flora is an early-stage private company headquartered in Canada with a focus on cultivating, processing and supplying all natural, medicinal-grade cannabis oil extracts and related products to large channel distributors, including pharmacies, medical clinics, and cosmetic companies. We are currently in discussions with such distributors; however, we will require adequate funding to enter into definitive agreements and fulfill these business objectives.

On October 2, 2019, the Company, Guillermo Andres Ramirez Martinez, Guillermo Ramirez Cabrales and Oscar Mauricio Franco Ulloa signed a shareholders’ agreement with Cosechemos, the legal and beneficial owner of a 100% interest of a non-psychoactive cannabis license in Colombia.

Pursuant to a lease agreement dated May 2, 2018, between C.I. Gramaluz S.C.A. and Cosechemos, Cosechemos has leased the Cosechemos Farm, which is a 361 hectare property in Giron, Santander, Colombia. Effective September 1, 2019, Cosechemos shall pay approximately $2,500 (COP10,000,000) a month. On March 1, 2020, the monthly fee shall be increased to approximately $5,000 (COP20,000,000) per month. Cosechemos has a right to purchase the Cosechemos Farm at a price to be determined by an arm’s length third party appraiser from the real estate association of Bogota, Colombia.

Pursuant to an (i) option to lease agreement dated December 27, 2018, between Waldshut C.V. and Cosechemos, Cosechemos has the option to lease the Palagua Farm I, and (ii) option to lease agreement dated December 27, 2018, between Vicalvaro C.V. and Cosechemos, Cosechemos has the option to lease the Palagua Farm II. The Palagua Farm I is a 700 hectare property in Palagua, Boyaca, Colombia. The Palagua Farm II is a 1,432 hectare property in Palagua, Boyaca, Colombia. The Palagua Farm I and Palagua Farm II (collectively, the “Palagua Farms”) are contiguous to each other. The Palagua Farms are approximately 300 kilometers from the Cosechemos Farm.  Pursuant to the option to lease agreements for the Palagua Farms, Cosechemos shall pay approximately $28.89 (COP95,879) a month for each hectare of the Palagua Farms being used to cultivate cannabis by Cosechemos.

Our 90% owned subsidiary, Cosechemos, is a licensed and permitted cultivator, producer, and distributor of non-psychoactive cannabis in Colombia for: (a) use in Colombia; and (b) international export.  On August 22, 2019, Cosechemos applied to the Ministry of Justice for a Psychoactive Cannabis Cultivation License and on August 14, 2019 Cosechemos applied to the Ministry of Health and Social Protection (the “Ministry of Health”) for its cannabis manufacturing license. Cosechemos expects to receive these licenses by the third quarter of 2020.

Cosechemos will be required to comply with the importation laws, rules and regulations of each country in which it looks to export its products to. Presently, Argentina, Chile, Ecuador, Uruguay and Peru allow the importation of CBD-based products, and we expect to export to these countries during the second half of 2020, assuming adequate funding will enable a commercial-scale harvest.  We do not presently have the customary import approvals from countries outside of Colombia to import our cannabis-based products into such countries and expect to apply for licenses and obtain such approvals during the last six months of 2020, subject to adequate funding.

Our cultivation operations are in Giron, Santander, Colombia, where Cosechemos has leased the Cosechemos Farm, a 361 hectare property, and the Palagua Farms, a 1,900 hectare property, to host the entirety of its operations, from the seed stage to the processing stage.  The equatorial location of its facilities offers Cosechemos the opportunity to cultivate the highest quality cannabis flowers and produce correspondingly high-quality oil extracts through combination of a consistent and natural 12 hour sunlight/darkness light cycle, along with the expertise provided by the Cosechemos workforce drawn from Colombia’s cut flower industry. Cosechemos also benefits from the natural light cycle through minimal energy requirements, providing the potential for an extremely low carbon production footprint and high production cost efficiency.

We have not yet grown nor harvested a commercial cannabis crop nor produced oil extracts, and we will require adequate proceeds generated from financing efforts to do so. We have initiated a 2 hectare pilot program at the Cosechemos Farm (the “Pilot Program”).  Pursuant to the Pilot Program, we have constructed one nursery and propagation center (an aggregate of 1,000 square meters) at the Cosechemos Farm wherein Flora has planted 7,800 seedlings of non-psychoactive cannabis.  Once the plants strengthened and developed a healthy root structure, they were planted in lots on the Cosechemos Farm for a total of two hectares of planted crops. We have completed the harvest, dry, trip and processing of the non-psychoactive cannabis from the Pilot Program and are currently testing the various strains for CDB content. Once the Pilot Program has been completed, we will start planting 100 hectares of non-psychoactive cannabis at the Cosechemos Farm (the “Stage 1 Grow”).

Following the successful completion of the Stage 1 Grow and subject to the Company having adequate financing and demand for the Company’s products, Cosechemos intends to expand its operations by cultivating non-psychoactive cannabis at the Palagua Farms.  Initially, we intend to use 50 hectares for the cultivation of cannabis at the Palagua Farms.  Following the successful cultivation of the first 50 hectares at the Palagua Farms, we can cultivate up to an additional 1,850 hectares at the Palagua Farms.

 Our Products and Services

Cosechemos is focused on cultivating, processing and supplying all natural, medicinal-grade cannabis oil, cannabis oil extracts and related products to large channel distributors, including pharmacies, medical clinics, and cosmetic companies. We are currently in discussions with such distributors; however, we will require adequate funding to enter into definitive agreements and fulfill these business objectives.
Cosechemos is currently in the process of cultivating non-psychoactive cannabis at the Cosechemos Farm in Giron, Colombia for a variety of medical conditions. Cosechemos currently has registered 12 varieties of cannabis. See “Operations - Strains of Cannabis”.
The development of these strains enables the selection of mother plants and identification of the concentrations of cannabinoids required for the formulations in which we intend to distribute. Upon completion of the construction of its Research Technology and Processing Centre, the cannabis will be produced in accordance with good manufacturing practice (GMP) Standards. We are committed to developing final products consistent with medicinal cannabis industry standards and pharmaceutical procedures. Our products will include a variety of THC and CBD compositions designed to treat specific medical conditions.  Currently, we are authorized to grow only non-psychoactive cannabis (less than 1% THC) but we expect to obtain a psychoactive cannabis license (higher than 1% THC) by Q3 2020.  Upon obtaining the psychoactive cannabis license, the composition of the strains we grow are expected to include a wide range of THC and CBD ratios. We are currently evaluating various delivery methods to our target demographic of pharmacies, medical clinics, and cosmetic companies.
Our non-psychoactive cannabis license allows us to produce and distribute CBD dominant cannabis oils and derivative products. This provides a strong base for our operations as the recently established medicinal cannabis market in Colombia develops and matures, and opportunities in Colombia’s low THC non-psychoactive cannabis over-the-counter markets arise.
Our CBD dominant cannabis products will mainly be focused on addressing the medicinal cannabis needs of prospective Colombian patients with conditions potentially suitable for treatment with medical cannabis. Such conditions include anxiety, insomnia, anorexia, chronic pain, epilepsy, chemotherapy-induced nausea and vomiting, post-traumatic stress disorder (PTSD), Parkinson’s disease, Tourette syndrome, irritable bowel syndrome (IBS) and spasticity associated with multiple sclerosis (MS) and spinal cord injury (SCI)1. Prohibition Partners2 estimates the need for medical cannabis production in Colombia to treat pain and pain symptoms of 4.5 million patients domestically as well as 60 million patients in Latin America suffering from conditions such as cancer, multiple sclerosis and epilepsy. In Colombia alone, it is estimated that more than 2.2 million people suffer with chronic pain, some 475,000 suffer post-traumatic stress disorder and another 520,000 have insomnia.

Initially, we intend to service the domestic Colombian market and certain countries in Latin America that have legalized medicinal cannabis and allow for the importation of CBD-based products. Presently, Argentina, Chile, Ecuador, Uruguay and Peru allow the importation of CBD-based products. We have commenced discussions with potential partners and customers in these jurisdictions, and we expect to export to these countries during 2020, assuming adequate funding will enable a commercial-scale harvest.  We do not presently have the customary import approvals from countries outside of Colombia to import our cannabis-based products into such countries and expect to apply for licenses and obtain such approvals in 2020, subject to adequate funding.
1 Paradigm Capital – Medicinal Cannabis Industry Report (April 2018).
2 Prohibition Partners – The LATAM Cannabis Report (October 2018).
Operations
Method of Production
We are currently in the process of growing a variety of cannabis strains for specific patient ailments. We have developed initial processing procedures for mature plants with the objective of distributing products through a variety of market channels in Colombia and potentially internationally. We will utilize stringent quality assurance and quality control measures to ensure that our products are consistent with medicinal cannabis industry standards.
We have initiated the Pilot Program at the Cosechemos Farm.  Pursuant to the Pilot Program, we have constructed one nursery and propagation center (an aggregate of 1,000 square meters) wherein we have planted 7,800 seedlings of non-psychoactive cannabis.  Once the plants strengthened and developed a healthy root structure, they were planted in lots on the Cosechemos Farm for a total of two hectares of planted crops. We completed the harvest, dry, trip and processing of the non-psychoactive cannabis from the Pilot Program and are currently testing the various stains for CDB content.  Once the Pilot Program has been completed, we will start to plant 100 hectares of non-psychoactive cannabis. The Cosechemos Farm is a 361 hectare property. 100 hectares of the Cosechemos Farm will be used to grow and cultivate cannabis, with the remainder of the Cosechemos Farm used to host the requisite facilities and infrastructure, including the Nursery and Propagation Centre, storage warehouse, technical and administrative offices, employee quarters, fertilization booth, post-harvest (drying and curing centre), a water reservoir and the Research Technology and Processing Centre.
Following the successful cultivation of 100 hectares at the Cosechemos Farm, adequate financing and subject to demand for the Company’s products, Cosechemos intends to expand its operations by cultivating non-psychoactive cannabis at the Palagua Farms.
Subject to the Company obtaining adequate financing, we intend to construct the following facilities at the Cosechemos Farm:
Nursery and Propagation Centre
We intend to build 1 hectare of open-air greenhouses capable of supplying more than 45,000 rooted cuttings per week from 17,000 mother-plants, the estimated number eventually required to support a planned 100-hectare cultivation and harvesting operation at the Cosechemos Farm.
Warehouse
We intend to construct a 3,000 m2  warehouse for the housing and storage of all equipment required at the Cosechemos Farm.

Technical and administrative office
We intend to construct a 3,000 m2 office for our technical and administrative team.
Housing for Technical Team
We intend to construct a 100m2 residential quarters to host our technical team.  Four members of our technical team will reside at the Cosechemos Farm to ensure that its crops have constant surveillance.

Fertilization Centre
We intend to construct a 1,500 m2 fertilization center which shall contain all of the fertilization infrastructure and equipment needed for the Cosechemos Farm, including pumping system, filters and automation tanks.
Water Reservoir
We intend to construct a 1 hectare water reservoir which shall have a capacity of 30,000 m3  of water.  The water reservoir will be filled with water from the underground water aquifer.
Research Technology and Processing Centre
We intend to construct a 1.5 hectare Research Technology and Processing Centre. The Research Technology and Processing Centre will contain (i) facilities to dry flowers naturally as well as using drying machines; (ii) a milling area; (iii) extraction areas; and (iv) an area designed for testing for levels of THC and CBD and physical-chemical analyzes of the soil, pathological plants and multiplication of beneficial microorganisms. Once complete, it must be certified by Colombia's National Food and Drug Surveillance Institute (“INVIMA”) to ensure that it meets good manufacturing process standards (“GMP Standards”).
Production
The nursery and propagation center have one primary function, to develop and propagate a steady stream of genetically stable cuttings (clones) that will supply our cultivation lots, which in turn root and cultivate the cuttings into flowering plants that eventually yield the harvested cannabis flower that is sent for processing into standardized, medicinal-grade oil extracts at our planned state-of-the-art oil processing center.
These outbound cuttings, destined for contract cultivation, are hand-culled from populations of mother plants, which will occupy a dominant percentage, of approximately 75% of the overall nursery and propagation center’s open-air greenhouse planting capacity. The mother plants supply all of the feeder stock cannabis cuttings to be cultivated at the Cosechemos Farm.
Not only do the mother plants supply genetically stable varieties of cuttings, they themselves also originated as harvested cuttings from grandmother plants. As the cloning process perfectly replicates plant genetics, the genetics of the mother plants mirror those of the grandmother plants from which they were harvested.
After extensive laboratory and field propagation testing, only a select few plants determined to possess superior genetics are selected to be grandmothers. To ensure the genetic consistency of future generations of grandmother plants (and by extension future mother plants), tissue culture harvested from the grandmother plants is stored in an onsite tissue culture lab. In other words, when the entire population of grandmother plants needs to be replaced with new grandmothers, which is required approximately every six months, it is replaced with its own genetic offspring via tissue culture propagation.

Cultivation and Processing
The non-psychoactive cannabis produced as part of the Pilot Project will be processed at our current processing center which is located on the Cosechemos Farm.  Until the Research Technology and Processing Centre is constructed, the CBD oil from the Pilot Project will be extracted in a temporary non-certified facility located at the Cosechemos Farm.
The construction of the Research Technology and Processing Centre that Cosechemos will use to produce cannabis is targeted to commence in 2020, subject to obtaining adequate funding. Once completed, the Research Technology and Processing Centre must be certified by INVIMA in order to ensure that it meets GMP Standards.
GMP Standards require a system in place that ensures that products are consistently produced and controlled according to quality standards. GMP Standards are designed to minimize the risks involved in any pharmaceutical, food, cosmetics, and production that cannot be eliminated through testing the final product. GMP Standards implement standards for all facets of production including materials, premises, equipment, training and personal hygiene of staff. Detailed written procedures are essential for each process that could affect the quality of the finished product. In addition, systems must be implemented to provide documented proof that correct procedures are consistently followed at each step in the manufacturing process, every time a product is made.
Location
The Cosechemos Farm is in Giron, Santander, Colombia. Giron’s tropical rainforest climate has an average daily temperature of 23.79°C (74.82°F) throughout the year with virtually no variation. Giron consistently receives 12 hours and 10 minutes of daylight, year-round, with very little variability, which is important for cannabis cultivation. Rainfall is abundant in Giron, with the probability of precipitation at some point ranging between 43% and 67% throughout most of the year (8.3 months), and usually a light to moderate breeze, which is ideal for controlling humidity and moisture levels within open-air greenhouses.
Giron’s location and infrastructure are well suited to supply international markets as it is 10 kilometers from Palonegro International Airport.
The Palagua Farm is located in Puerto Boyacá, Departamento de Boyacá, Colombia. Puerto Boyacá’s rainforest has an average daily temperature of 27.83°C (82.09°F) throughout the year with a small variation of +/- 2.5°C (or 77°F to 86°F) with temperatures higher from September to October and lower from December to January. Puerto Boyacá, on average, receives 12 hours and 7 minutes of daylight, excellent for multiple cannabis cultivation cycles in a year. Rainfall is abundant in Puerto Boyacá, with the probability of precipitation ranging between 31% and 80% throughout most of the year with an average monthly precipitation of 68%. Puerto Boyacá has a light breeze year-round which is ideal for controlling humidity levels within open-air greenhouses.
Puerto Boyacá’s location and infrastructure are well suited to supply international markets as it is a river-port town located by the Magdalena River, a principal river of Colombia, and is in close proximity to the airports of Puerto Perales and Puerto Nare.
Colombia is one of the world’s top cut flower producing regions. The skills of its many experienced horticultural workers are quickly transferable from flowers to cannabis. The cost of agricultural labour in Colombia is less than a quarter of U.S. labour even with fair labour standards now in place throughout the industry to ensure safe and respectful working environments and fair wages.

Specialized Skills and Knowledge
Our board of directors and management team have strong experience enabling the team to operate a business of this nature including experience in horticulture, crop development, horticultural production techniques, produce manufacturing and international finance. Our board of directors and management team also have experience operating in the South American and Colombian business environments.
Sources of Materials
We intend to source the majority of our non-GMO feeder stock seed material through the legally established channels set forth by the Colombian government. Additionally, in certain situations where a specific strain is deemed to be important to developing a medical market formulation and domestic source plant material is not readily available, we may be required to import seeds from legally licensed international seed vendors.
Water for growing is obtained from an underground aquifer on the Cosechemos Farm and from a nearby river at the Palagua Farms. Soil is obtained from the property itself at each of the Cosechemos Farm and the Palagua Farms. Fertilizer is obtained from various suppliers based on the demand from the cultivation schedule.
Licenses
According to Colombian law, there are four types of cannabis licenses that authorize different activities concerning the various stages of the production line of the medicinal cannabis industry: (i) the Cannabis Seeds Possession License; (ii) the Psychoactive Cannabis Cultivation License; (iii) the Non-Psychoactive Cannabis Cultivation License; and (iv) the Cannabis Derivatives Manufacturing License. An overview of each license is provided below.
The legal framework currently in force in Colombia regarding medicinal cannabis is established in the Law 1787 of 2016 (the “Law”) and the Decree 613 of 2017 (the “Decree”). Based on the Law and the Decree, the Ministry of Health and the Ministry of Justice are the authorities entitled to issue the aforementioned licenses, in an estimated time of ninety (90) labor days per license.
It is important to note that, in compliance with its international obligations, Colombia establishes an annual limit for the production volume of psychoactive cannabis (more than 1% of THC) plants and its derivatives, which is monitored by the International Narcotics Control Board. Based on this limit, the Colombian Government established a quota system, in order to control the amount of psychoactive cannabis production per license. This means that under the Psychoactive Cannabis Cultivation and Manufacturing Licenses, licensees must first apply for a specific crop or manufacturing quota, before beginning production. Such restriction is not applicable to non-psychoactive cannabis production, and therefore to Non-Psychoactive Cannabis Cultivation Licenses. Non-Psychoactive cannabis cultivation licenses allow crops to be cultivated and processed for non-psychoactive (less than 1%) cannabis. Under Colombian law, we do not need a quota or a license to manufacture cannabis derivatives. The non-psychoactive cannabis cultivation license is sufficient to produce the derivatives.

The current operations of Cosechemos do not require a Cannabis Seeds Possession License, Psychoactive Cannabis License or a Cannabis Derivatives Manufacturing License. Cosechemos currently has a Non-Psychoactive Cannabis Cultivation License.
Non-Psychoactive Cannabis Cultivation License
The Non-Psychoactive Cannabis Cultivation License is granted by the Ministry of Justice and is intended to authorize the cultivation of non-psychoactive cannabis plants for (i) seeds, cuttings and grain production, (ii) the manufacturing of derivatives, (iii) industrial purposes and (iv) scientific research purposes. Besides cultivation, licensees also have an authorization to store, commercialize, distribute and transport non-psychoactive cannabis plants, as well as dried cannabis flower.
Cosechemos applied for this license on September 6, 2018, and the Ministry of Justice granted it on May 15, 2019, through Resolution N° 484. The Cannabis Non-Psychoactive Cultivation License grants Cosechemos the right to cultivate non-psychoactive cannabis plants for: (a) grain and seeds production; (b) manufacturing of derivatives; and (c) industrial production.
As mentioned earlier, the Cannabis Non-Psychoactive Cultivation License does not require a quota. The license is valid up to five (5) years and can be renewed for additional five-year terms. The Colombian government maintains the right to monitor the activities performed by the corresponding licensee.
Psychoactive Cannabis Cultivation License
On August 22, 2019, Cosechemos applied for the Psychoactive Cannabis Cultivation License before the Ministry of Justice.  This license authorizes the cultivation of psychoactive cannabis plants for (i) seeds and cuttings production, (ii) grain production, (iii) the manufacture of derivatives and (iv) scientific research purposes. Besides cultivation, licensees also have an authorization to store, commercialize, distribute and transport psychoactive cannabis plants, as well as dried cannabis flower. Cosechemos expects to obtain this license in Q3 2020.
Cannabis Derivatives Manufacturing License
On August 14, 2019, Cosechemos applied for the Cannabis Derivatives Manufacturing License before the Ministry of Health.  This license authorizes the manufacture of psychoactive cannabis derivatives for (i) domestic commercialization, (ii) export, and (iii) scientific research purposes. Cosechemos expects to receive this license in Q3 2020.
Strains of Cannabis
Under article 2.8.11.11.1 of Decree 631 of 2018, licensed cannabis producers had the right to register before the Colombian Agricultural Institute (“ICA”), the genetics of any cannabis strain found in Colombia without having to declare or specify its origin, until December 31, 2018. This right, known as “Fuente semillera”, works a mechanism to legalize the sources of cannabis genetics already existing in Colombia, by allowing licensees to initiate the formal proceedings before the ICA, required to register such genetics in the Colombian National Plants Registry or “Registro Nacional de Cultivares.” In this sense, each strain registered as Fuente semillera belongs to each licensee, giving it the right to grow its own strains of cannabis as opposed to having to purchase registered strands from other licensed producers.
As of December 31, 2018, Cosechemos registered 12 varieties as its own Fuente semillera.  This registration enables Cosechemos to grow its own strains of cannabis as opposed to having to purchase registered strains from other licensed producers.
Control authorities
The control authorities are the Ministry of Health and Social Protection, the National Fund for Narcotic Drugs (FNE), the National Institute for Food and Drug Surveillance (INVIMA), the Colombian Agricultural Institute (ICA) and the Ministry of Justice and Straight.

The public institutions that issue cannabis cultivation licenses, derivatives manufacturing licenses and quotas carry out operational and administrative control of authorized activities from a traceability perspective, without prejudice to the functions of other institutions such as the police and the management customs.
Seasonality
Colombia and its vertical offering of microclimates is the ideal country for year-round growing and processing of all possible varieties of cannabis in a natural, environmentally friendly manner.
Environmental
Under Colombian law, land ownership creates a presumption of liability for environmental damage in case of the breach of environmental laws, environmental damages, and the breach of an environmental license or any other administrative act issued by environmental authorities. Environmental authorities may investigate potential claims, authorize preventative measures, or impose sanctions to corporations for breaching environmental laws.
General principles of environmental law are set out in Law 99 of 1993. Moreover, article 9 of the National Code of Natural Resources and Protection of the Environment, issued through Decree 2811 of 1974, establishes the principles governing the use of natural resources, including, inter alia, that natural resources must be used without causing any harm to the interests of the community or third parties.
Any person, including corporations, that cause environmental damage while acting under the authority of a permit or environmental license, are responsible for the costs incurred on rectifying the damage. Environmental sanctions are independent from other civil and criminal penalties that may be imposed for the same action or damage. Therefore, environmental damage caused while a party is performing any activity without the required license constitutes a breach of Law 99 of 1993 and may lead to the imposition of sanctions, in addition to civil or criminal proceedings. Furthermore, Parties liable for environmental damage will also be required to carry out studies to assess the characteristics of the damage.
Political and Economic
Stable, Democratic Government
Colombia is a republic, characterized as a democratically elected representative system with a president as its head of state and head of the executive.  The Colombian legislature is made up of a 102-member Senate and a 166-member Chamber of Representatives. On June 17, 2018, Iván Duque Márquez of the right-wing Centro Democrático (CD) was elected president. President-elect Duque took office on August 7, 2018.
Colombia has a multitude of political parties and coalitions divided along ideological or single issue lines. Changes in who holds political office at both the national and regional level is common.
Political conditions in Colombia are generally stable. However, large portions of the country remain in the control of armed groups, despite efforts to advance peace processes.

Market
We plan to distribute our product primarily in Colombia, although we will explore exportation to foreign countries as well. We intend to distribute its CBD dominant cannabis to medical clinics and pharmacies in Colombia. In addition, we will distribute our CBD dominant cannabis to cosmetic manufacturers who will incorporate it into their own products.
As of August 1, 2019, the population of Colombia is approximately 49.9 million people, making it the third most populous nation in Latin America.  Over 90% of Colombia’s population lives in the northwest part of the country, with most Colombians living in urban centers. Currently, over 80.6% of the Colombian population lives in urban centers, a figure which is growing at an annual rate of 1.37%. Bogota is Colombia’s largest city, with a population of 8.3 million people, followed by Medellin with a population of 2.5 million people, and Cali with a population of 2.6 million people.
The Colombian economy has been steadily growing over the past three years, hovering around approximate real growth rates between 2% and 3%. Last year, the GDP of Colombia was US $327.9 billion, with Colombia’s services sector comprising the largest portion of the economy. Colombia’s GDP per capita as of October 2019 was US $6,508. The Colombian economy has seen inflation decline over the years from 7.5% in 2016, to 4.3% in 2017, 3.2% in 2018 and expected rates of 3.64% in 2019 and 3.7% in 2020.
Colombia is part of, or is currently negotiating, Free Trade Agreements (“FTA”) with over a dozen countries. It is also a founder and current member of the Pacific Alliance, a trade bloc formed in 2012 with Chile, Mexico, and Peru.  In May 2018, it joined the Organisation for Economic Co-operation and Development (OECD). It did so after many reforms to align with OECD standards in areas such as: labor, justice system reform, corporate governance of state-owned enterprises, anti-bribery, and trade. Furthermore, Colombia is open to foreign direct investment (“FDI”). Since the 1990s, it has implemented several reforms to encourage FDI. These include lifting restrictions on the remittance of profits and capital, allowing foreign investments in most and providing for national treatment of foreign investors.
In conjunction with legalizing the use of marijuana, the Colombian government has embraced a model of licensing producers and distributors to manage the industry rather than issuing cards to consumers. It is estimated that there are currently about 3.2 million Colombian patients with conditions that can be treated with medical marijuana use. Additional research is being done collaboratively by the Colombian government, the private sector, and health professionals on how medical marijuana can further help treat Colombia’s medical patients.
Risks Faced by Foreign Companies Operating in Colombia
Although Colombia is generally open to FDI, foreign companies operating in Colombia face a number of risks. For example, while Colombia has a strong legal framework for commercial matters that defines the rights of businesses, reviews regulatory enforcement procedures and resolves contract disputes, the system is constrained by delays and corruption. A lack of coordination between government bodies and a lack of available resources have contributed to the delays. The time between when a plaintiff files a lawsuit and a resolution averages 1,288 days; the enforcement of an award granted due to an arbitration can take up to two years. Furthermore, high profile corruption cases continue to frequently arise despite many anti-corruption initiatives being implemented in the past eight years by outgoing president Juan Manuel Santos.

Furthermore, while FTAs, economic integration agreements, and other initiatives have streamlined the process for importing and exporting goods in Colombia, barriers to trade persist. For example, theft in both customs warehouses and of transportation trucks continue to be an issue. Additionally, customs officials can detain shipments indefinitely for errors ranging from incorrect tariff schedule classifications to typographical errors in paperwork.
Lastly, a lack of effective enforcement of labor law, particularly in rural areas, creates a reputational risk for foreign companies operating in Colombia. Moreover, decreases in the number of inspections of workplaces by government labor officials and the inability of inspectors to receive logistical assistance from employers and/or employees when accessing workplaces, are also concerns.
Marketing Plans and Strategies
We intend to sell medicinal cannabis in the domestic market in Colombia, although we will target foreign export, as and when other countries legalize medicinal cannabis products. The Colombian market allows for commercial production and distribution of medicinal cannabis products.
We will employ a hybrid business-to-business (“B2B”) and business-to-consumer (“B2C”) sales and distribution model. However, with respect to B2C channel sales, we do not plan to market our products directly to end consumers, but rather through channel distributors including medical clinics, pharmacies, and manufacturers of cosmetic products. Targeted B2B customers will primarily consist of finished goods manufacturers, research organizations and pharmaceutical companies.
We intend to support the entire marketing and sales process, develop the necessary knowledge to generate trust and encourage the proper use of the product by users. We will develop a final product with our own B2C brand and distribution and loyalty channel. Our B2C concept encompasses the design of our product to the distribution and loyalty of the final consumer and doctors who prescribe cannabis or recommend cannabis treatments. This will allow for value creation and customer loyalty of the product from both patients and doctors who prescribe our product. We will target our marketing efforts according to the needs and sizes of the markets, to meet expert leaders with marketing orientation and people with the orientation of a visitor or promoter who interact in the regions with the relevant market players (e.g., doctors, patients, relatives, institutions, clinics, drugstores, distributors, etc.)
We will strive to create allies within the healthcare process (clinics and doctors’ offices) that formulate and believe in cannabis therapies. We will aim to create a network of doctors and related health professionals to meet the needs of the market Through a defined system designed to know and manage the product with confidence and we intend to distribute the product efficiently and safely. We believe that new information technologies will be a key part of this strategy in order to have the market educated on the formulation trends of the use and consumption of cannabis. These technologies will be used to educate the medical specialists of the selected branches (neurologists, psychiatrists, rheumatologists, oncologists, etc.) and create the necessary confidence so that the patients they attend have the possibility of receiving cannabis therapies as a complement to traditional therapies.

For each of the channels, and according to the product portfolio, we are developing a marketing and loyalty strategy by creating the materials and communications for these channels and their specific audiences – in the case of B2C, this would include doctors, patients, family members, regulatory entities and scientific associations, among others. Flora is developing marketing and commercial strategies focusing on the following topics:
•	marketing, strategic planning and sales tactics (line leaders, visitors and promoters);
•	scientific contents;
•	institutional relations;
•	customer service, after sales; and
•	information systems and management platform.

Additionally, we believe that, as global cannabis regulations continue to transform, Colombia may potentially legalize non-medicinal cannabis use following the example of countries such as Uruguay and Canada, which have both recently legalized adult-use recreational cannabis nationally. We believe that such an event would become a key factor for the Company’s future growth prospects, and as such, we will continue to proactively monitor Colombia’s legal cannabis environment and plan accordingly for any potential changes to the country’s legal cannabis framework.
Competition

The market for medicinal cannabis in Colombia is characterized by a structural shortage of supply, with few authorized producers of THC dominant cannabis. There are comparatively more producers of CBD dominant cannabis as production of CBD cannabis is not subject to the quota system in Colombia. Although competition in the market is growing, management believes that we are competitively positioned to capitalize on our early mover status and to satisfy a significant portion of the market’s demand for medicinal cannabis.
Management expects that its experience and fundamental understanding of Colombia’s regulatory framework, the agricultural and scientific processes necessary to develop high quality and consistent medicinal cannabis products, will allow us to lead the Colombian medicinal cannabis marketplace.
The global cannabis industry is experiencing significant change as governments embrace regulatory reform, liberalizing the production and consumption of cannabis. It is possible that foreign corporations may enter the Colombian market as a result of Colombia’s regulatory regime, creating the prospect of Colombia becoming a hub for future industry development. In addition, we may face new competition for other licensed cannabis producers offering similar products to our products.

Government Regulation

Regulation of Cannabis in the United States

Unlike Canada, which has federal legislation uniformly governing the cultivation, distribution, sale and possession of medical cannabis under the Access to Cannabis for Medical Purposes Regulations (Canada) and the regulation of recreational cannabis under the Cannabis Act (Canada), investors are cautioned that in the United States, cannabis remains illegal under United States federal law and is largely regulated at the state and local level. As of the date hereof, a total of 33 states, and the District of Columbia, have legalized cannabis in some form. The recreational use of cannabis has been legalized in the District of Columbia and 11 states, including Alaska, California, Colorado, Illinois, Maine, Massachusetts, Michigan, Nevada, Oregon, Vermont and Washington.

Notwithstanding the permissive regulatory environment of cannabis at the state level, cannabis continues to be categorized as a Schedule I narcotic under the Controlled Substances Act (the “CSA”) in the United States and as such, remains illegal under United States federal law. Accordingly, the Company's business activities, while believed to be compliant with applicable state and local laws, are currently illegal under United States federal law. Unless and until the United States government amends the CSA with respect to cannabis, there is a risk that federal authorities may enforce current federal law. The risk of strict enforcement of the CSA in light of congressional activity, judicial holdings, and stated federal policy remains uncertain. Since federal law criminalizing the use of cannabis may preempt state laws legalizing its use, strict enforcement of federal law regarding cannabis would harm our business, prospects, results of operation, and financial condition. There is no guarantee that the Trump Administration or future Administrations will maintain the low-priority enforcement of federal laws in the cannabis industry that was adopted by the Obama Administration. Any change in the federal government's policy on enforcement of the CSA implementing stricter enforcement could have a material adverse effect on the Company's business, financial condition and results of operations and cause significant financial damage to our business and our shareholders.

Violations of any United States federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements, arising from either civil or criminal proceedings brought by either the United States federal government or private citizens, including, but not limited to, property or product seizures, disgorgement of profits, cessation of business activities or divestiture. Such fines, penalties, administrative sanctions, convictions or settlements could have a material adverse effect on the Company, including, but not limited to, the Company's reputation, the Company's ability to conduct business, the Company's ability to obtain and/or maintain cannabis licenses, whether directly or indirectly, in the United States, the listing of the Company's securities on various stock exchanges, the Company's financial position, operating results, profitability or liquidity, and the market price of the Company's Common Shares.

State and local cannabis laws and regulations in the United States are complex, broad in scope, and subject to evolving interpretations and changes. Compliance with such laws and regulations could require the Company to incur substantial costs or alter certain aspects of the Company's business. A compliance program is essential to manage regulatory risk. All operating policies and procedures implemented in the operation will be compliance-based and derived from the state regulatory structure governing ancillary cannabis businesses and their relationships to state-licensed or permitted cannabis operators, if any. Notwithstanding the Company's efforts, regulatory compliance and the process of obtaining regulatory approvals can be costly and time-consuming, and no assurance can be given that the Company will receive the requisite State and local authorizations to operate its planned businesses.

Violations of applicable state and local cannabis laws and regulations, or allegations of such violations, could disrupt certain aspects of the Company’s business plan and result in a material adverse effect on certain aspects of the Company's planned operations. Additional regulations may be enacted in the future that will be directly applicable to certain aspects of the Company's cultivation, production and retail businesses, and the Company's ability to sell cannabis. The Company cannot predict the nature of any future laws, regulations, interpretations or applications, especially in the United States, nor can it be determined what effect additional governmental regulations or administrative policies and procedures, if and when promulgated, could have on the Company's business.

The Company will be required to obtain and maintain certain state and local authorizations in the jurisdictions where its operations are based and where its products are sold. There can be no assurance that the Company will be able to obtain or maintain the state and local Authorizations necessary to operate its planned medical and recreational cannabis businesses. Failure to comply with or to obtain the necessary state and local authorizations, or any material delay in obtaining these items, is likely to delay and/or inhibit the Company's ability to conduct its business.

While the Company's management believes that legalization trends are favorable and create a compelling business opportunity for early movers, there is no assurance that those trends will continue and be realized, that existing limited markets will continue to be available, or that any new markets for cannabis will emerge. The Company's business plan is based on the premise that cannabis legalization will continue to expand, that consumer demand for cannabis will continue to exceed supply for the foreseeable future, and that consumer demand for cannabis for medical and recreational use will grow as legalization expands. If cannabis legalization is scaled back or reversed at the state level, or if the United States federal government increases regulation and prosecution of cannabis-related activities, it could have a material adverse effect on the Company's business, financial condition and results of operations.

Environmental, Health and Safety Laws

The Company is subject to environmental, health and safety laws and regulations in each jurisdiction in which the Company operates. Such regulations govern, among other things, emissions of pollutants into the air, wastewater discharges, waste disposal, the investigation and remediation of soil and groundwater contamination, and the health and safety of the Company's employees. The Company may be required to obtain environmental permits from governmental authorities for certain of its current or proposed operations. If the Company violates or fails to comply with these laws, regulations or permits, the Company could be fined or otherwise sanctioned by regulators. As with other companies engaged in similar activities or that own or operate real property, the Company faces inherent risks of environmental liability at its current and historical production sites. Certain environmental laws impose strict and, in certain circumstances, joint and several liability on current or previous owners or operators of real property for the cost of the investigation, removal or remediation of hazardous substances as well as liability for related damages to natural resources. The costs of complying with current and future environmental and health and safety laws, and any liabilities arising from past or future releases of, or exposure to, regulated materials, may have a material adverse effect on the Company's business, financial condition and results of operations.

Legal Proceedings

We are not currently a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, we believe will have a material adverse effect on our business, financial condition or operating results.

Employees

As at April 24, 2020, Flora has 39 employees of which 24 are full time and 15 independent contractors of which 10 are part-time.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed elsewhere in this Annual Report.

Overview

Flora Growth Corp. was formed on March 13, 2019 under the laws of the Province of Ontario, and is headquartered at 65 Queen Street West, Suite 800 in Toronto, Ontario. On October 15, 2019, the Company acquired 90% of a company based in Colombia, Cosechemos Ya S.A.S. (“Cosechemos”). Cosechemos was established on May 12, 2016.  Cosechemos is focused on cultivating, processing and supplying all natural, organic medicinal-grade cannabis oil, cannabis oil extracts and related products to large channel distributors, including pharmacies, medical clinics, and cosmetic companies. We are currently in discussions with such distributors; however, we will require adequate funding to fulfill these business objectives and enter into definitive agreements.

Cosechemos is a licensed and permitted cultivator, producer, and distributor of CBD medical cannabis in Colombia for: (a) use in Colombia; and (b) international export.  Cosechemos has (i) one property under lease, the Cosechemos Farm, in Giron, Santander, Colombia, and (ii) the option to lease the Palagua Farms, in Puerto Boyaca, Boyaca, Colombia. Our subsidiary’s main operations are currently in Giron, Colombia.

The Cosechemos Farm is a 361 hectare property. The Palagua Farms is comprised of two contiguous farms for a total of 2,132 hectares.

Operating Results

Results of Operations for period of inception on March 13, 2019 to December 31, 2019.

For the period from incorporation on March 13, 2019 to December 31, 2019, the Company reported a loss of $2,771,926 or $0.06 per share. The Company had a working capital deficit of $1,707,081 as at December 31, 2019.
The Company has and expects to continue to report negative earnings until the Company’s cannabis development program finds and develops producing assets. The Company will continue to utilize proceeds from financing and equity issuances to fund its cannabis program and general and administrative operating costs.
Revenues

To date, we have not generated any revenues from our planned operations. We are a pre-revenue company with a very limited operating history upon which to base an evaluation of our business and prospects. Our short operating history may hinder our ability to successfully meet our objectives and makes it difficult for potential investors to evaluate our business or prospective operations.

Expenses

The Company recorded consulting and management fees of $2,000,508 for the period from incorporation on March 13, 2019 to December 31, 2019. On June 27, 2019, the Company granted bonuses of $1,400,000 to consultants, directors and officers of the Company. The bonuses were settled by the issuance of 70,000,000 common shares at a price of $0.02 per share for a value of $1,400,000 based on the value of services agreed upon by the consultants, directors, officers and the Company. Of the 70,000,000 common shares issued, a total of 14,950,000 common shares with a value of $299,000 were granted to the directors and officers of the Company.
The Company recorded professional fees of $165,550 for the period from incorporation on March 13, 2019 to December 31, 2019. Most of the fees relate to legal and audit fees to prepare the Regulation A+ Tier 2 materials related to the offering (the “Offering”) described below.
General office expenses of $141,614 for the period from incorporation on March 13, 2019 to December 31, 2019 were related to filing fees for the Regulation A+ Tier 2 materials for the Offering, rent and promotion costs.
The Company recorded $305,874 for the period from incorporation on March 13, 2019 to December 31, 2019 in travel expenses for various trips related to the property and the Company’s promotion.

The Company recorded $85,870 for the period from incorporation on March 13, 2019 to December 31, 2019 in share-based expenses. The Company granted 7,000,000 founder warrants of the Company with an exercise price of $0.05 per common share. The fair market value of the warrants was estimated to be $Nil using the Black Scholes option pricing model based on the following assumptions: risk‑free rate of 1.63%, share price of $Nil, expected volatility of 100%, based on comparable companies, an estimated life of 3 years and an expected dividend yield of 0%. On June 28, 2019, the Company granted 7,000,000 options to directors, officers and consultants of the Company with an exercise price of $0.05 per common share. The options vested immediately. The fair market value of the options was estimated to be $85,870 using the Black Scholes option pricing model based on the following assumptions: risk‑free rate of 1.39%, share price of $0.02, expected volatility of 100% based on comparable companies, an estimated life of 5 years and an expected dividend yield of 0%.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Going Concern

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern is contingent upon its ability to raise additional capital as required.

The Company does not have any operating assets that generate revenues and incurred a net loss of $2,771,926 during the period from incorporation on March 13, 2019 to December 31, 2019. As at December 31, 2019, the Company had a working capital deficiency of $1,707,081. These conditions indicate the existence of material uncertainties which cast substantial doubt about the Company’s ability to continue as a going concern.

Liquidity and Capital Resources

Flora is offering up to 40,000,000 (the “Maximum Offering”) units (the “Units”) of the Company to be sold in the Offering. Each Unit is comprised of one common share in the capital of the Company, with no par value per share (a “Common Share”), and one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”) to purchase one additional Common Share (a “Warrant Share”) at an exercise price of $1.00 per Warrant Share, subject to certain adjustments, over an 18-month exercise period following the date of issuance of the Warrant. The Units are being offered at a purchase price of $0.75 per Unit. Flora is selling the Units through a Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933. There is no assurance the Maximum Offering will be completed. As at April 24, 2020, the Company has received subscriptions totaling approximately $10,200,000 pursuant to the Offering.
The Company entered into a loan agreement with QuestCap Inc. (formerly, Copper One Inc.) (“QuestCap”). for an amount up to $500,000 of which $497,514 of principal was drawn down at December 31, 2019. The loan was a United States dollar loan bearing interest at 10% annually, was unsecured, and payable on demand. As at December 31, 2019, the interest payable on the loan was $15,784. As at December 31, 2019 Stan Bharti and Deborah Battiston were the Chairman and Chief Financial Officer, respectively, of the Company and of QuestCap. These funds were sent to provide support to Cosechemos and to provide working capital for the Company. On January 31, 2020, the loan was repaid in the amount of $521,341, $497,514 to principal and $23,827 to interest.

The Company entered into a loan agreement with Sulliden Mining Capital Inc. (“Sulliden Mining”) for an amount up to $525,000 of which $495,613 of principal was drawn down as at December 31, 2019. The loan was a United States dollar loan bearing interest at 12% annually, was unsecured, and due on March 31, 2020. As at December 31, 2019, the interest payable on the loan was $3,681. Stan Bharti and Deborah Battiston are the Chairman and Chief Financial Officer, respectively, of the Company and Interim Chief Executive Officer and Chief Financial Officer, respectively of Sulliden Mining. These funds were sent to provide support to Cosechemos and to provide working capital for the Company. On January 31, 2020, the loan was repaid in full the amount of $510,557, $501,941 to principal and $8,616 to interest.
The Company entered into a loan agreement with Q Gold Resources Ltd. (“Q-Gold”) for an amount of $16,667. The loan bore interest at 10% annually, was unsecured, and payable on demand. As at December 31, 2019, the interest payable on the loan was $895. Deborah Battiston is our Chief Financial Officer and Fred Leigh is a director. Deborah Battiston is the Chief Financial Officer and Fred Leigh theChief Executive Officerand a director of Q-Gold. These funds were sent to provide support to Cosechemos and to provide working capital for the Company. On March 6, 2020, the loan was repaid in the amount of $17,637, $16,667 to principal and $970 to interest.
The Company has provided funding to Cosechemos for the research and development of producing medicinal CBD oil.
As at December 31, 2019, the Company had working capital deficit of $1,707,081. The Company’s primary cash flow needs are for the development of its cannabis activities, administrative expenses and working capital.
At present, the Company has no cannabis production and consequently no revenue generating assets or operations. The recovery of the amounts expended are dependent on the ability of the Company to obtain necessary financing to complete the development of its cannabis operations and or other potential projects and attain future profitable production. The Company’s financial success will depend on its ability to raise financings to develop potential projects. At present, the Company has not established sources of income and the success of its growth and development programs will be contingent upon the Company’s ability to raise sufficient equity financing on terms favorable to the Company. The Company does not expect to generate any internal cash flows to help finance the development costs.
Although our business does not presently generate any cash, we believe that if we raise the maximum amount in the Offering we will have sufficient capital to finance our operations for at least the next 24 months; however, if we do not sell the maximum amount of the Offering or if our operating and development costs are higher than expected, we will need to obtain additional financing. We do not have any track record for self-underwritten Regulation A+ offerings, and there can be no assurance we will raise the maximum amount or any other amount other the amount we have already raised. Further, we expect that after such 24-month period, we will be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities. No assurances can be made that we will be successful in obtaining additional equity or debt financing, or that ultimately, we will achieve profitable operations and positive cash flow.

Subsequent to the end of the year, the Company has granted a loan of $1,000,000 to Newdene Gold Inc. (“Newdene”).  The loan accrues interest with an annual interest rate of 6% and is payable six months following the closing date of February 12, 2020.  The loan is secured by a securities pledge agreement in favor of the Company creating a security interest of 2,000,000 common shares in the capital of the Company.
The Company does not pay dividends and, other than the debt discussed above, had no long-term debt or bank facilities, other than the lease liability.

Trend Information
Because we are still in the startup phase and have only recently commenced operations, we are unable to identify any recent trends in revenue, income or profitability. Other than as set forth below regarding the current pandemic crisis, we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from operations, profitability, liquidity or capital resources, or that would cause the reported financial information in the Offering to not be indicative of future operating results or financial condition.
NOVEL CORONAVIRUS (“COVID-19”)
The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease and other unforeseen events, including the recent outbreak a of respiratory illness caused by COVID-19 and the related economic repercussions. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.
Agricultural activity has been declared as an essential activity in Colombia.  Cosechemos is operating under a protocol authorized by the Colombian government. Currently domestic and foreign travel is restricted until May 10, 2020.
At the farm in Santander, all employees receive a new mask and a new set of surgical gloves daily. Hand sanitizer is provided and hand washing protocols are in place. The employees are also provided a transparent face protection mask, which is replaced every 30 days.  All employees have their temperature taken three times daily and must report to the Health and Safety office if they are experiencing any symptoms, including diarrhea, cough, runny nose, or headache.  If an employee reports any of these symptoms, the employee is sent home to isolate for 14 days If the symptoms persist for 72 hours, the employee is required to go to a hospital.

The farm is located in a rural area, and there have been no positive cases of COVID-19 reported to date.  The province in which the farm is located has reported 3 cases across a population of 2,340,765 to date.
Our staff from the Bogotá office have been working from home since March 25, 2020, and staff from the Toronto office have also been working from home since March 17, 2020.
We have had no reported cases of COVID-19 amongst our staff to date.
Item 3.	Directors and Officers

Directors, Executive Officers and Significant Employees

The table below sets forth our directors and executive officers of as of the date of this Annual Report.

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Executive Officers:
Damian Lopez	President and Chief Executive Officer	36	March 2019 – Present	30
Deborah Battiston	Chief Financial Officer	62	March 2019 – Present	15
Orlando Bustos	VP Corporate Development	32	March 2019 – Present	30
Javier Franco	VP Agriculture	52	June 2019 – Present	N/A
Evan Veryard	VP Investor Relations	27	April 2020- Present	15
Directors:
Stan Bharti	Executive Chairman	67	March 2019 – Present	N/A
Damian Lopez	Director	36	March 2019 – Present	N/A
Fred Leigh	Director	63	March 2019 – Present	N/A
William Steers	Director	66	July 2019 – Present	N/A

There is no arrangement or understanding between the persons described above and any other person pursuant to which the person was selected to his or her office or position.

Certain Relationships

Except as set forth above and in our discussion below in "Interest of Management and Others in Certain Transactions," none of our directors or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Family Relationships

There are no familial relationships among any of our directors or officers.

Business Experience

Certain Relationships

Except as set forth above and in our discussion below in “Interest of Management and Others in Certain Transactions,” none of our directors or executive officers have been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.
Business Experience

Damian Lopez, Chief Executive Officer and Director:

Damian Lopez has over 10 years of experience working in the Latin American market, including corporate finance, mergers and acquisitions and go-public transactions.  Mr. Lopez is a corporate securities lawyer who has worked with various Canadian and US publicly listed companies in the technology, resources and cannabis industries. At present, Mr. Lopez is legal counsel and corporate secretary of a number of Canadian public companies (2015 – present) as well as serving as Chief Executive Officer of Wolf Acquisition Corp, a TSX Venture Exchange listed capital pool company (2018 – present).  Previously, Mr. Lopez was the President, Chief Executive Officer, and Director of Valencia Ventures Inc. (2016 to 2018), a Canadian resource company and was a Corporate Associate at Stikeman Elliott LLP (2011 to 2015), a law firm, specializing in corporate and securities law. Mr. Lopez is fluent in English and Spanish and obtained a Juris Doctor from Osgoode Hall Law School and a Bachelor of Commerce & Finance from the University of Toronto.

Deborah Battiston, Chief Financial Officer:

Deborah Battiston is a CPA-CGA, ICD.D from the University of Toronto’s Rotman School of Management and holds a BA in Economics from the University of Guelph. During the past five years, Ms. Battiston has been Chief Financial Officer of a number of Canadian Public Companies including, ARHT Media Inc., Copper One Inc., Sulliden Mining Capital Inc. and QMX Gold Corporation.  She has an extensive background with over 25 years of financial management which includes public companies, mergers and acquisitions, tax, and financing. Ms. Battiston also has broad experience with fast paced growth companies and infrastructure creation having managed the financial teams for many successful, international and domestic companies in the mining, technology, cannabis and other sectors.

Orlando Bustos, VP Corporate Development:

Orlando Bustos has several years of diverse financial and capital markets experience. Orlando brings experience in venture capital and investments from Forbes & Manhattan (F&M), a global private merchant bank (2016 – present). Additionally, Orlando worked closely with F&M’s portfolio companies on strategy and corporate development projects. Previously, Orlando worked in Deloitte’s Global M&A Group providing companies M&A, capital raising and strategic advisory (2014 – 2016). Orlando also held corporate finance roles in large international corporations including Nutrien, the largest agriculture company in Canada. Orlando obtained a BBA (Finance) with a Joint Major in Economics from the Beedie School of Business at Simon Fraser University.

Javier Franco, VP Agriculture:

Mr. Franco is a master horticulturist with more than 20 years of experience in the design, implementation and management of cultivation and propagation facilities for flowering plants in Latin America, mainly Colombia and Ecuador. Mr. Franco speaks English and Spanish fluently and obtained his agricultural studies at Zamorano University in Honduras and later an International Exchange Program at Ohio State University. Mr. Franco has managed technical, commercial and research groups in flower, fruit and vegetable markets in Latin America, and has participated in the commercial development of new technologies applied in agro-industry.  During the previous five years, Mr. Franco has been the director of agriculture for Tecnoviv SAS in Colombia.

Evan Veryard, VP Investor Relations:

Since January 2019, Evan Veryard has served as President of Capital 10X, where he has gained significant experience in a start-up environment working with public and private companies on their digital investor relations strategies to help drive out more clear messaging and increase investor awareness. As of May 2017, Mr. Veryard is also the Founder and Chairman of the national charity, Focus Forward for Indigenous Youth, where he led the organization through its first two pilot projects, the construction of two northern 4-season greenhouses. Through his time as Chairman, Mr. Veryard helped secure partnerships and funding from international organizations and federal and provincial governments. Mr. Veryard obtained his Bachelor of Chemical Engineering from McGill University in 2016 and his Masters’ of Applied Science in Chemical Engineering from the Royal Military College of Canada in 2018. Throughout his education, Mr. Veryard received top graduate and undergraduate research awards and co-authored peer-reviewed publications in the field of Nuclear Engineering. Throughout his Masters’ he also started a high-school level workshop program, teaching at-risk youth hands on skills while earning high-school credits.

Stan Bharti, Director:

Stan Bharti has more than 30 years of professional experience in business, finance, markets, operations, and more. His focus has been on the resource and technology sectors. He has amassed over $3 billion worth of investment capital for the junior companies that he has worked with, and for their shareholders. He is a Professional Mining Engineer and holds a Masters Degree in Engineering from Moscow, Russia and University of London, England. During the past five years, Mr. Bharti’s principal occupation has been as the Executive Chairman of Forbes & Manhattan, Inc. In addition, Mr. Bharti is a director of several public and private companies.

Fred Leigh, Director:

Mr. Leigh has over 30 years of experience working with early stage companies and has had a significant role as founder, director and/or investor in many public companies. He is also the founder and President of Siwash, a privately held company which, for over 23 years has invested in early stage opportunities in the resource sector. Mr. Leigh’s principal occupation for the last five years has been as President of Siwash. Siwash was an early investor in successful companies such as, Wheaton River Minerals, Hathor Exploration and Blue Pearl Mining.  Mr. Leigh is an officer and director of various public companies including Halo Labs Inc., a leading cannabis extraction company listed on the NEO Exchange in Canada.

William Steers, Director:

Mr. Steers has over 40 years of international business development and management experience. While resident in Rio de Janeiro, he was a Director and senior manager of Docas Investimentos, a Brazilian controlled investment group involved in real estate, ship building, telecoms and more recently, oil and gas. Presently, and during the previous five years, Mr. Steers is a partner at IMC Consultoria Representacao Com. Int. Ltda. that among other activities, successfully introduced IMAX to Brazil.  Mr. Steers is an Independent Director of Brazilian oil and gas producer Petro Rio and Toronto based Lara Exploration Ltd. Formerly, Managing Partner at Weatherhaven Brasil (private manufacturer of temporary shelters). Mr. Steers holds an Honors BA from the Richard Ivey School of Business at Western University.

Involvement in Certain Legal Proceedings

To our knowledge, none of our current directors or executive officers has, during the past ten years:
•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
•
had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he or she was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

•
been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

•
been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

•
been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•
been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

We are not currently a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, we believe will have a material adverse effect on our business, financial condition or operating results.

Compensation of Directors and Executive Officers

The following table represents information regarding the total compensation for the three highest paid executive officers or directors of the Company during the fiscal year ended December 31, 2019:

		Cash Compensation	Other Compensation(1)	Total Compensation
Name	Capacity in which compensation was received	($)	($)	($)
Stan Bharti	Chief Executive Chairman	$216,544	$-	$216,544
Damian Lopez	Chief Executive Officer	$152,544	$12,300	$164,844
Deborah Battiston	Chief Financial Officer	$85,526	$9,840	$95,366

(1)
Any values reported in the "Other Compensation" column, if applicable, represents the aggregate grant date fair value, computed in accordance with International Financial Reporting Standard 2 – Share based payments, of grants of stock options to each of our named executive officers and directors.

Director Compensation

We have four directors. We currently do not pay our directors any cash compensation for their services as board members. On June 28, 2019, certain of our directors acting at that time were granted 2,000,000 options to purchase common stock of Flora at $0.05 per share.

Employment Agreements, Arrangements or Plans

The following describes the respective consulting agreements entered into by the Company and its executive officers in place as of the date hereof.
Stan Bharti

The Company has a contract with Mr. Stan Bharti (“Mr. Bharti”) for consulting services to the Company in his capacity as Executive Chairman, dated March 13, 2019, pursuant to which Mr. Bharti is entitled to compensation for the provision of such services of base fees of CAD$12,500 per month.  This agreement provides for a severance payment of 24 months’ base fees on termination by the Company without cause. This agreement may be terminated at any time for just cause without notice or payment in lieu of notice and without payment of any fees.

In the event that there is a change in control of the Company, either Mr. Bharti or the Company shall have one year from the date of such change in control to elect to have this agreement terminated.  In the event that such an election is made, the Company shall, within 30 days of such election, make a lump sum termination payment to Mr. Bharti that is equivalent to 36 months’ base fees plus an amount that is equivalent to all cash bonuses paid to Mr. Bharti in the 36 months prior to the change in control.  Following a change in control, all options granted to Mr. Bharti shall be dealt with in accordance with the terms of the Company’s stock option plan; however, all options granted to Mr. Bharti, but not yet vested, shall vest immediately. Similarly, following a change in control, all shares granted to Mr. Bharti under the Company’s share compensation plan, but not yet vested, shall vest immediately.

Damian Lopez

The Company has a contract with Damian Lopez Consulting Professional Corporation (“Lopez Procorp”), through an affiliated entity of Mr. Damian Lopez, for consulting services to the Company in Mr. Lopez’s capacity as Chief Executive Officer, dated March 13, 2019, pursuant to which Lopez Procorp is entitled to compensation for the provision of such services of base fees of CAD$12,500 per month.  This agreement provides for a severance payment of 36 months’ base fees on termination by the Company without cause. This agreement may be terminated at any time for just cause without notice or payment in lieu of notice and without payment of any fees.

In the event that there is a change in control of the Company, either Lopez Procorp or the Company shall have one year from the date of such change in control to elect to have this agreement terminated.  In the event that such an election is made, the Company shall, within 30 days of such election, make a lump sum termination payment to Lopez Procorp that is equivalent to 36 months’ base fees plus an amount that is equivalent to all cash bonuses paid to Lopez Procorp in the 36 months prior to the change in control.  Following a change in control, all options granted to Lopez Procorp shall be dealt with in accordance with the terms of the Company’s stock option plan; however, all options granted to Lopez Procorp, but not yet vested, shall vest immediately. Similarly, following a change in control, all shares granted to Lopez Procorp under the Company’s share compensation plan, but not yet vested, shall vest immediately.

Orlando Bustos

The Company has a contract with Mr. Orlando Bustos (“Mr. Bustos”) for consulting services to the Company in his capacity as VP Corporate Development, dated March 13, 2019, pursuant to which Mr. Bustos is entitled to compensation for the provision of such services of base fees of CAD$2,500 per month.  This agreement provides for a severance payment of 24 months’ base fees on termination by the Company without cause. This agreement may be terminated at any time for just cause without notice or payment in lieu of notice and without payment of any fees.

In the event that there is a change in control of the Company, either Mr. Bustos or the Company shall have one year from the date of such change in control to elect to have this agreement terminated.  In the event that such an election is made, the Company shall, within 30 days of such election, make a lump sum termination payment to Mr. Bustos that is equivalent to 36 months’ base fees plus an amount that is equivalent to all cash bonuses paid to Mr. Bustos in the 36 months prior to the change in control.  Following a change in control, all options granted to Mr. Bustos shall be dealt with in accordance with the terms of the Company’s stock option plan; however, all options granted to Mr. Bustos, but not yet vested, shall vest immediately. Similarly, following a change in control, all shares granted to Mr. Bustos under the Company’s share compensation plan, but not yet vested, shall vest immediately.

Deborah Battiston

The Company has a contract with Jadan Consulting Corporation (“Jadan”), an affiliated entity of Deborah Battiston, for consulting services to the Company in Ms. Battiston’s capacity as Chief Financial Officer, dated March 13, 2019, pursuant to which Jadan is entitled to compensation for the provision of such services of base fees of CAD$7,500 per month.  This agreement provides for a severance payment of 24 months’ base fees on termination by the Company without cause. This agreement may be terminated at any time for just cause without notice or payment in lieu of notice and without payment of any fees.

In the event that there is a change in control of the Company, either Jadan or the Company shall have one year from the date of such change in control to elect to have this agreement terminated.  In the event that such an election is made, the Company shall, within 30 days of such election, make a lump sum termination payment to Jadan that is equivalent to 36 months’ base fees plus an amount that is equivalent to all cash bonuses paid to Jadan in the 36 months prior to the change in control.  Following a change in control, all options granted to Jadan shall be dealt with in accordance with the terms of the Company’s stock option plan; however, all options granted to Jadan, but not yet vested, shall vest immediately. Similarly, following a change in control, all shares granted to Jadan under the Company’s share compensation plan, but not yet vested, shall vest immediately.

Evan Veryard

The Company has a contract with Mr. Evan Veryard (“Mr. Veryard”) for consulting services to the Company in his capacity as VP Investor Relations, dated April 5, 2020, pursuant to which Mr. Veryard is entitled to compensation for the provision of such services of base fees of CAD$3,750 per month. This agreement provides for a severance payment of 3 months’ base fees on termination by the Company without cause. This agreement may be terminated at any time for just cause without notice or payment in lieu of notice and without payment of any fees.

William Steers

The Company has a contract with Pedra Da Gavea Co. Ltd. (“PedraCo”), an affiliated entity of Mr. William Steers, for consulting services to the Company, effective January 1, 2020, pursuant to which PedraCo is entitled to compensation for the provision of such services of base fees of US$5,000 per month.  This agreement provides for a severance payment of one month base fees on termination by the Company without cause. This agreement may be terminated at any time for just cause without notice or payment in lieu of notice and without payment of any fees.

We do not currently have any other material written employment agreements, arrangements or plans with any of our directors, officers or significant employees.

Item 4.	Security Ownership of Management and Certain Securityholders

The following table shows the beneficial ownership of our Common Shares, as of April 24, 2020, held by (i) each person known to us to be the beneficial owner of more than 10% of any class of our voting securities; (ii) each director who is the beneficial owner of more than 10% of any class of our voting securities; (iii) each executive officer who is the beneficial owner of more than 10% of any class of our voting securities; and (iv) all directors and executive officers as a group. As at April 24, 2020, there were 84,117,300 Common Shares issued and outstanding.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Common Shares subject to convertible securities, options, warrants and other rights which are currently exercisable or which may become exercisable within 60 days of the date hereof, are deemed outstanding and beneficially owned by the person holding such convertible securities, options, warrants or other rights for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all Common Shares shown as beneficially owned by them.

The percentages below are based on fully diluted Common Shares as of the date of this Annual Report. Unless otherwise indicated, the business address of each person listed is c/o 65 Queen Street West, Suite 800
Toronto, Ontario M5H 2M5.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class(1)

Directors and Officers:

All executive officers and directors as a group	14,950,000 shares	10,900,000 shares(2)	27.2%(2)

Greater than 10% Securityholders:
None

(1) This Annual Report does not contemplate that any of our current listed shareholders will acquire any additional Common Shares as part of the Offering.
(2) Includes 3,900,000 shares of common stock issuable upon exercise of stock options and 7,000,000 shares of common stock issuable upon exercise of founder warrants held by executive officers and directors.

Item 5.	Interest of Management and Others in Certain Transactions

Transactions with Related Persons

Except as described below and except for employment and compensation arrangements which are described under “Compensation of Directors and Executive Officers” above, since the inception of the Company, there has not been, nor is there currently proposed, any transaction in which the Company or any of its subsidiaries are or were a participant and the amount involved exceeds the lesser of $120,000 and 1% of the average of the Company’s total assets at yearend for the last two completed fiscal years, and in which any of our directors, executive officers, holders of more than 10% of our Common Shares or any immediate family member of any of the foregoing had or will have a direct or indirect material interest.

During the period from incorporation on March 13, 2019 to December 31, 2019, the Company incurred expenses for consulting, rent and promotion services in the amount of $143,710 from 2227929 Ontario Inc. and expenses for consulting in the amount of $119,758 from Forbes and Manhattan.  As at December 31, 2019, these amounts were included in trade payables and accrued liabilities, and are unsecured, non-interest bearing and due on demand.  Fred Leigh is a director of the Company and is also a director and officer of 2227929 Ontario Inc. Stan Bharti is a director of the Company and is also a director of Forbes and Manhattan.

During the period from incorporation on March 13, 2019 to December 31, 2019, the Company issued 6,000,000 shares valued at $120,000 for consulting services to an individual personally related to Stan Bharti.

Refer to the “Liquidity and Capital Resources” section of the “Management Discussion and Analysis” above for details regarding related party loans.

Review, Approval and Ratification of Related Party Transactions

Given our small size and limited financial resources, we have not adopted formal policies and procedures for the review, approval or ratification of transactions, such as those described above, with our executive officer(s), director(s) and significant shareholders. We intend to establish formal policies and procedures in the future, once we have sufficient resources and have appointed additional directors, so that such transactions will be subject to the review, approval or ratification of our Board, or an appropriate committee thereof. On a moving forward basis, our directors will continue to approve any related party transaction.

Item 6.	Other Information

None

Item 7.	Financial Statements

Index to Financial Statements

Page
Consolidated Financial Statements of Flora Growth Corp. for the Period from Incorporation on March 13, 2019 to December 31, 2019 (Expressed in United States Dollars)	F-1

Independent Auditor's Report	F-2

Consolidated Statement of Financial Position as at December 31, 2019	F-4

Consolidated Statement of Loss and Comprehensive Loss for the period from incorporation on March 13, 2019 to December 31, 2019	F-5

Consolidated Statement of Shareholders’ Equity for the period from incorporation on March 13, 2019 to December 31, 2019	F-6

Consolidated Statement of Cash Flows for the period from incorporation on March 13, 2019 to December 31, 2019	F-7

Notes to the Consolidated Financial Statements for the period from incorporation on March 13, 2019 to December 31, 2019	F-8

Flora Growth Corp.

CONSOLIDATED FINANCIAL STATEMENTS

For the period from incorporation on March 13, 2019
to December 31, 2019

(Expressed in United States Dollars)

Independent Auditors’ Report

To the shareholders of Flora Growth Corp.
Report on the Consolidated Financial Statements
We have audited the accompanying consolidated financial statements of Flora Growth Corp. (the “Company”) which comprise the consolidated statement of financial position as of December 31, 2019, and the related consolidated statement of loss and comprehensive loss, consolidated statement of shareholders’ equity, and consolidated statement of cash flows for the period from incorporation on March 13, 2019 to December 31, 2019, and the related notes to the consolidated financial statements.
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Flora Growth Corp. as of December 31, 2019, and the results of their operations and their cash flows for the period from incorporation on March 13, 2019 to December 31, 2019 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Emphasis of Matter Regarding Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a net loss of $2,771,926 during the period from incorporation on March 13, 2019 to December 31, 2019, and has a working capital deficit of $1,707,081 as December 31, 2019.  As stated in Note 1, the Company has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this material uncertainty. Our opinion is not modified with respect to this matter.
McGovern Hurley LLP
Chartered Professional Accountants
Licensed Public Accountants

Toronto, Ontario
April 24, 2020

Flora Growth Corp.
Consolidated Statement of Financial Position
(Expressed in US dollars)

As at:	December 31, 2019

ASSETS
Current
Cash	$159,797
Amounts receivable (Note 5)	20,401
Loan receivable (Note 6)	91,087
Prepaid expenses (Note 7)	210,197
Total current assets	481,482
Non-current
Property, plant and equipment (Note 8)	434,520
Intangible asset (Note 10)	247,995
Total assets	$1,163,997

LIABILITIES
Current
Trade payables and accrued liabilities (Note 16)	$1,105,637
Loans payable (Note 11)	1,030,154
Current lease liability (Note 12)	52,772
Total current liabilities	2,188,563
Non-current
Non-current lease liability (Note 12)	245,801
Total liabilities	2,434,364

SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital (Note 13(b))	1,400,000
Options (Note 14)	85,870
Accumulated other comprehensive income	6,800
Deficit	(2,752,141)
Non-controlling interest (deficiency) (Note 9)	(10,896)
Total shareholders equity (deficiency)	(1,270,367)
Total liabilities and shareholders' equity (deficiency)	$1,163,997

Nature and continuance of operations (Note 1)
Commitments and contingencies (Note 17)
Subsequent events (Note 22)

The accompanying notes are an integral part of these consolidated financial statements.

APPROVED ON BEHALF OF THE BOARD

Signed “Damian Lopez”, DIRECTOR

Signed “Fred Leigh”, DIRECTOR

Flora Growth Corp.
Consolidated Statement of Loss and Comprehensive Loss
(Expressed in U.S. Dollars)

For the period from incorporation (March 13, 2019)
to December 31, 2019

Expenses
Consulting and management fees (Note 13(b) and 16)	$2,000,508
Professional fees	165,550
General office expenses	141,614
Travel expenses	305,874
Share based compensation (Note 14, 15, and 16)	85,870
Depreciation and amortization (Note 8 and 10)	25,865
Research and development	21,040
Foreign exchange loss	6,120
Loss before interest expense	2,752,441
Interest expense	19,485

Net loss	$2,771,926

Other comprehensive income
Exchange differences on foreign operations	(6,800)
Total comprehensive loss for the period from incorporation	$2,765,126

Net loss attributable to:
Flora Growth Corp.	$2,752,141
Non-controlling interests	$19,785

Comprehensive loss attributable to:
Flora Growth Corp.	$2,745,341
Non-controlling interests	$19,785

Basic and diluted loss per share attributable to Flora Growth Corp.	$0.06
Weighted average number of common shares outstanding - basic and diluted (Note 18)	44,675,768

The accompanying notes are an integral part of these consolidated financial statements.

Flora Growth Corp.
Consolidated Statement of Shareholders' Equity
(Expressed in United States dollars)

	Common Shares		Options	Accumulated other comprehensive income	Accumulated Deficit	Non-Controlling interest (Deficiency)	Shareholders' Equity (Deficiency)
	#	$	$	$	$	$	$
Balance, March 13, 2019	-	-	-	-	-	-	-

Common shares issued (Note 13(b))	70,000,000	1,400,000	-	-	-	-	1,400,000
Options issued (Note 14)	-	-	85,870	-	-	-	85,870
Acquisition of Cosechemos (Note 9)	-	-	-	-	-	8,889	8,889
Other comprehensive income - exchange differences on foreign operations	-	-	-	6,800	-	-	6,800
Loss for the period	-	-	-	-	(2,752,141)	(19,785)	(2,771,926)

Balance, December 31, 2019	70,000,000	1,400,000	85,870	6,800	(2,752,141)	(10,896)	(1,270,367)

The accompanying notes are an integral part of these consolidated financial statements.

Flora Growth Corp.
Consolidated Statement of Cash Flows
(Expressed in US dollars)

For the period from incorporation on March 13, 2019 to December 31, 2019

CASH FROM OPERATING ACTIVITIES:
Net loss for the period	$(2,771,926)
Items not involving cash:
Share-based compensation (Note 14 and 15)	85,870
Bonus settled in shares (Note 13(b))	1,400,000
Depreciation and amortization (Note 8 and 10)	25,865
Accrued interest on loan receivable (Note 6)	(87)
Accrued interest on loans payable (Note 11)	20,360
(1,239,918)

Net change in non‑cash working capital	813,759
Net cash flows from operating activities	(426,159)

CASH FROM FINANCING ACTIVITIES:
Loans received (Note 11)	710,772
Principal payments on lease (Note 12)	(5,132)
Net cash flows from financing activities	705,640

CASH FROM INVESTING ACTIVITIES:
Loan provided (Note 6)	(91,000)
Acquisition of equipment (Note 8)	(140,174)
Acquisition of Cosechemos (Note 9)	(80,000)
Cash acquired on asset acquisition (Note 9)	191,676
Net cash flows from investing activities	(119,498)

Effect of exchange rate change	(186)

CHANGE IN CASH DURING THE PERIOD	159,797

CASH, beginning of the period	-

CASH, end of the period	$159,797

The accompanying notes are an integral part of these consolidated financial statements.

Flora Growth Corp.
Notes to the consolidated financial statements
For the period from incorporation on March 13, 2019 to December 31, 2019
(expressed in United States dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS
Flora Growth Corp. (the “Company” or “Flora”) was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation, on March 13, 2019. The Company is focused on developing business for the purpose of cultivating, processing and supplying all natural, medicinal-grade cannabis oil, cannabis oil extracts and related products to large channel distributors, including pharmacies, medical clinics, and cosmetic companies. The Company’s head office is located at 65 Queen Street West, Suite 800, Toronto, Ontario, M5H 2M5, Canada.

Going concern

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. It will need to raise additional capital in the near term to fund its ongoing operations and business activities. While the Company has engaged in an offering of units (Note 22), there is no assurance of the amount of financing that will be received. There is also no assurance that other financings will be available on terms acceptable to the Company or at all.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and classifications in the consolidated statement of financial position that may be necessary were the Company unable to continue as a going concern and these adjustments could be material.

The business of cannabis growth and development of Cannabidiol (“CBD”) oils involves a high degree of risk and there can be no assurance that current business development programs will result in profitable cannabis operations. The Company’s continued existence is dependent upon the acquisition of assets, preservation of its interest in the underlying assets, acquisition of various licenses, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company’s ability to dispose of its assets and operations on an advantageous basis.

The Company does not have any operating assets that generate revenues and incurred a net loss of $2,771,926 during the period from incorporation on March 13, 2019 to December 31, 2019. As at December 31, 2019, the Company had a working capital deficiency of $1,707,081. These conditions indicate the existence of material uncertainties which cast substantial doubt about the Company’s ability to continue as a going concern.

2. BASIS OF PRESENTATION
The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements.
Statement of compliance

These consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada for publicly accountable enterprises, as set out in the CPA Canada Handbook – Accounting, which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The policies set out below have been consistently applied to all periods presented unless otherwise noted.

These consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on April 24, 2020.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiary, Cosechemos YA S.A.S. (90% owned).  All significant intercompany balances and transactions were eliminated on consolidation. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement in the entity and has the ability to affect those returns through its power to direct the relevant activities of the entity.

Flora Growth Corp.
Notes to the consolidated financial statements
For the period from incorporation on March 13, 2019 to December 31, 2019
(expressed in United States dollars)

Basis of measurement

The consolidated financial statements of the Company have been prepared on an accrual basis, and are based on historical cost. The consolidated financial statements are presented in United States dollars unless otherwise noted.

3. SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements for the period from incorporation on March 13, 2019 to December 31, 2019.
Foreign currency translation

The presentation currency and functional currency of the Company is the United States dollar. The functional currency of Cosechemos YA S.A.S. is the Colombian Peso.

Translation into functional currency
Transactions in foreign currencies are recorded in the functional currency at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rates. Non-monetary items are translated at the exchange rates in effect on the date of the transactions. Foreign exchange gains and losses arising on translation are presented in the consolidated statement of loss and comprehensive loss.

Translation into presentation currency
The assets and liabilities of foreign operations are translated into United States dollars at year-end exchange rates. Revenue and expenses, and cash flows of foreign operations are translated into United States dollars using average exchange rates. Exchange differences resulting from translating foreign operations are recognized in other comprehensive income and accumulated in shareholders’ equity. The cumulative exchange differences are reclassified to profit or loss upon the disposal of the foreign operation.

Share based compensation

Share based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received. The Company operates an employee stock option plan. The corresponding amount is recorded to the stock option reserve. The fair value of options is determined using the Black–Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. On exercise of a stock option, any amount related to the initial value of the stock option, along with the proceeds from exercise are recorded to share capital. On expiry of a stock option, any amount related to the initial value of the stock option is recorded to accumulated deficit.

Provisions

General
Provisions are recognized when (a) the Company has a present obligation (legal or constructive) as a result of a past event, and (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

The expense relating to any provision is presented in the consolidated statement of loss, net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost in the statement of loss.

Flora Growth Corp.
Notes to the consolidated financial statements
For the period from incorporation on March 13, 2019 to December 31, 2019
(expressed in United States dollars)

Decommissioning obligations
The Company records a liability for the fair value of legal or constructive obligations associated with the decommissioning of long-lived tangible assets in the period in which they are incurred. The decommissioning liability is recognized at the present value of the estimated future cash flow associated with the decommissioning of the applicable assets or properties. On recognition of the liability there is a corresponding increase in the carrying amount of the related asset known as the decommissioning cost, which is depleted on a unit-of-production basis over the life of the reserves. The liability is adjusted each reporting period to reflect the passage of time using the discount rate, with the interest charged to earnings, and for revisions to the estimated future cash flows. Actual costs incurred upon settlement of the obligations are charged against the liability.

As at December 31, 2019, the Company did not have any material provisions, including decommissioning obligations.

Cash

Cash in the consolidated statement of financial position includes cash on hand and deposits held with banks and other financial intermediaries that have a maturity of less than three months at the date they are acquired.

Financial assets

Initial recognition and measurement

The Company aggregates its financial assets in accordance with IFRS 9, Financial Instruments, into classes at the time of initial recognition based on the Company’s business model and the contractual terms of the cash flows. Non-derivative financial assets are classified and measured as “financial assets at fair value”, as either fair value through profit or loss “FVPL” or fair value through other comprehensive income “FVOCI”, and “financial assets at amortized cost”, as appropriate.

All financial assets are recognized initially at fair value plus, in the case of financial assets not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial assets with embedded derivatives are considered in their entirety when determining their classification.

Subsequent measurement – Financial assets at amortized cost

After initial recognition, financial assets measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the Effective Interest Rate (“EIR”) method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR. In these consolidated financial statements, cash, amounts receivable, and loan receivable are classified in this category.

Subsequent measurement – Financial assets at FVPL

Financial assets measured at FVPL include financial assets management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the consolidated statement of financial position with changes in fair value recognized in other income or expense in the statement of loss. The Company does not measure any financial assets at FVPL.

Subsequent measurement – Financial assets at FVOCI

Financial assets measured at FVOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election at the time of initial recognition to measure the assets at FVOCI. The Company does not measure any financial assets at FVOCI.

After initial measurement, investments measured at FVOCI are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income or loss in the statement of comprehensive loss. When the investment is sold, the cumulative gain or loss remains in accumulated other comprehensive income or loss and is not reclassified to profit or loss.

Dividends from such investments are recognized in other income in the consolidated statement of loss when the right to receive payments is established.

Flora Growth Corp.
Notes to the consolidated financial statements
For the period from incorporation on March 13, 2019 to December 31, 2019
(expressed in United States dollars)

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

Impairment of financial assets

Financial assets classified subsequently as amortized cost are subject to impairment based on the expected credit losses “ECL’s”. The Company’s only financial assets subject to impairment are cash and loan receivable, which are measured at amortized cost.

Critical to the determination of ECL’s is the definition of default and the definition of a significant increase in credit risk. The definition of default is used in measuring the amount of ECL’s and in the determination of whether the loss allowance is based on a 12-month or lifetime ECL’s. The Company considers the following as constituting an event of default: the borrower is past due more than 90 days on any material credit obligation, or the borrower is unlikely to pay its credit obligations to the Company in full. The Company monitors all financial assets that are subject to the impairment requirements to assess whether there has been a significant increase in credit risk since initial recognition. If there has been a significant increase in credit risk, the Company will measure the loss allowance based on lifetime rather than 12-month ECL’s. In assessing whether the credit risk on a financial asset has increased significantly since initial recognition, the Company compares the risk of a default occurring on the financial asset at the reporting date based on the remaining maturity of the instrument with risk of a default occurring that was anticipated for the remaining maturity at the current reporting date when the financial asset was first recognized.

Financial liabilities

Initial recognition and measurement

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL as is the case for held for trading or derivative instruments, or the Company has opted to measure the financial liability at FVPL. The Company’s financial liabilities include trade payables and accrued liabilities and loans payable which are measured at amortized cost.  All financial liabilities are recognized initially at fair value.

Subsequent measurement – Financial liabilities at amortized cost

After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the EIR method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Subsequent measurement – Financial liabilities at FVPL

Financial liabilities measured at FVPL include any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial liabilities measured at FVPL are carried at fair value in the consolidated statement of financial position with changes in fair value recognized in other income or expense in the consolidated statement of loss. In these consolidated financial statements, trade payables and accrued liabilities, lease liability and loans payable are measured at amortized cost.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires with any associated gain or loss recognized in other income or expense in the consolidated statement of loss.

Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses. Depreciation is provided for on a straight-line basis over the assets’ estimated useful lives, which management has determined to be as follows:

Office equipment	5-10 years
Vehicle	10 years
Right-of-use assets	Lesser of useful life and remaining term of the lease

Flora Growth Corp.
Notes to the consolidated financial statements
For the period from incorporation on March 13, 2019 to December 31, 2019
(expressed in United States dollars)

The Company assesses an asset’s residual value, useful life and depreciation method at each financial year end and makes adjustments if appropriate.

Gains and losses on disposal of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of the property, plant and equipment and are recognized in the consolidated statement of loss of the related year.

Intangible assets
Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization is provided on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. The estimated useful lives, residual values, and amortization methods are reviewed at each year end, and any changes in estimates are accounted for prospectively. The license is amortized on a straight-line basis over the term of the lease of the property, a period of 58 months from the date of acquisition.

Impairment of non-financial assets
The carrying amounts of the Company’s non-financial assets are reviewed for impairment as at the consolidated statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash generating unit, or “CGU”). The recoverable amount of an asset or a CGU is the higher of its fair value, less costs to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss by the amount in which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of the recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.

Share capital

Proceeds from the issuance of common shares are classified as equity. Incremental costs directly attributable to the issue of common shares, stock options and warrants are recognized as a deduction from equity, net of any tax effects.

Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive loss.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Flora Growth Corp.
Notes to the consolidated financial statements
For the period from incorporation on March 13, 2019 to December 31, 2019
(expressed in United States dollars)

Leases

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. In addition, the right-of-use assets are adjusted for impairment losses, if any. The estimated useful lives and recoverable amounts of right-of-use assets are determined on the same basis as those of property, plant and equipment. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases (lease term of 12 months or less) and leases for which the underlying asset is of low value. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Loss per share

Basic loss per share is calculated using the weighted average number of shares outstanding during the period. Diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding options and warrants, in the weighted average number of common shares outstanding during the period, if dilutive. The diluted loss per share calculation excludes any potential conversion of options and warrants that would be anti-dilutive.

Non-controlling interests

Non-controlling interests (“NCI”) are recognized either at fair value or at the NCI’s proportionate share of the net assets, determined on an acquisition-by-acquisition basis at the date of acquisition. Subsequently, the NCI’s share of net loss and comprehensive loss is attributed to the NCI.

Adoption of amendments to accounting standards

IFRS 3 – Business Combinations (“IFRS 3”) was amended in October 2018 to clarify the definition of a business.  This amended definition states that a business must include inputs and a process and clarified that the process must be substantive and the inputs and process must together significantly contribute to operating outputs.  In addition it narrows the definitions of a business by focusing the definition of outputs on goods and services provided to customers and other income from ordinary activities, rather than on providing dividends or other economic benefits directly to investors or lowering costs and added a test that makes it easier to conclude that a company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets.  The amendments are effective for annual reporting periods beginning on or after January 1, 2020.  For acquisitions that do not meet the definition of a business under IFRS 3, the Company follows International Accounting Standard (“IAS”) 37 and IAS 38 guidelines for asset acquisition, where the consideration paid is allocated to assets acquired based on fair values on the acquisition date and transactions costs are capitalized and allocated to the assets acquired. The Company has adopted these amendments during the current period and these amendments have not resulted in a material impact on these consolidated financial statements.

Accounting pronouncements not yet adopted

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC that are mandatory for accounting periods beginning on or after January 1, 2020 or later periods. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IAS 1 – Presentation of Financial Statements (“IAS 1”) and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”) were amended in October 2018 to refine the definition of materiality and clarify its characteristics.  The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.  The amendments are effective for annual reporting periods beginning on or after January 1, 2020.  Earlier adoption is permitted.

Flora Growth Corp.
Notes to the consolidated financial statements
For the period from incorporation on March 13, 2019 to December 31, 2019
(expressed in United States dollars)

4. CRITICAL JUDGEMENTS AND ESTIMATION UNCERTAINTIES
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Although these estimates are based on management’s best estimates of the amount, event or actions, actual results could differ from those estimates and these estimates could be material.

The areas which require management to make significant judgments, estimates and assumptions include, but are not limited to:

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as financing activities, cash flows from operating activities and frequency of transactions within the reporting entity.

Expected credit losses on financial assets

Determining an allowance for expected credit losses for all debt financial assets not held at fair value through profit or loss requires management to make assumptions about the historical patterns for the probability of default, the timing of collection and the amount of incurred credit losses, which are adjusted based on management’s judgment about whether economic conditions and credit terms are such that actual losses may be higher or lower than what the historical patterns suggest.

Asset acquisition versus business combination

The determination of whether a transaction meets the definition of a business combination under IFRS 3 or constitutes an asset acquisition requires significant judgment.

Income, value added, withholding and other taxes

The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company’s provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company’s income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company’s interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the period in which such determination is made.
Income taxes and recoverability of potential deferred tax assets
In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers relevant tax planning opportunities that are within the Company’s control, are feasible and within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.
Share based payment transactions
The Company measures the cost of equity-settled transactions with employees and applicable non-employees by reference to the fair value of the equity instruments at the date at which they are vested. Estimating fair value for share based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock price, stock option, risk-free interest rates, volatility and dividend yield.

Flora Growth Corp.
Notes to the consolidated financial statements
For the period from incorporation on March 13, 2019 to December 31, 2019
(expressed in United States dollars)

Contingencies and provisions

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against us, un-asserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or un-asserted claims or actions as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a provision or assessing the impact on the carrying value of assets. Contingent assets are not recognized in the consolidated financial statements.

Useful lives and impairment of property, plant and equipment

Depreciation of property, plant and equipment is dependent upon management’s estimate of the assets’ useful lives, which requires judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of these assets.

Intangible assets, other than goodwill

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses, if any. The cost of intangible assets acquired in an asset acquisition are initially measured using an allocation of the purchase consideration using a relative fair value approach. The useful lives of intangible assets are assessed as either finite or indefinite. The Company does not have any indefinite life intangible assets. Intangible assets with finite lives are amortized over their useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the remaining amortization period or method, as appropriate, and are treated as changes in accounting estimates. Useful lives and the recoverable amount of intangible assets depend on management’s estimates and require judgement.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statement of loss and comprehensive loss when the asset is derecognized.

Discount rate used in application of IFRS 16

The determination of the Company’s lease liabilities and right-of-use assets depends on certain assumptions, which include the selection of the discount rate. The discount rate is set by reference to the Company’s incremental borrowing rate. Significant assumptions are required to be made when determining which borrowing rates to apply in this determination. Changes in the assumptions used may have a significant effect on the Company’s consolidated financial statements.

5. AMOUNTS RECEIVABLE
The amounts receivable balance as at December 31, 2019 consists of amounts receivable from the Government of Canada for Harmonized Sales Taxes (“HST”) and sundry receivables.

December 31, 2019

HST receivable	$18,840
Sundry receivables	1,561
Total	$20,401

Flora Growth Corp.
Notes to the consolidated financial statements
For the period from incorporation on March 13, 2019 to December 31, 2019
(expressed in United States dollars)

6. LOAN RECEIVABLE
The Company has granted a loan to Kasa Wholefoods Company S.A.S (“Kasa”).  The loan accrues interest with an annual interest rate of 5%, is unsecured, and is payable on demand.  As at December 31, 2019, the Company has a loan receivable of $91,087 of which $91,000 is principal and $87 is interest.
7. PREPAID EXPENSES
On September 6, 2019, the Company signed a broker-dealer agreement with Dalmore Group LLC (“Dalmore”), to provide operations and compliance services. Additionally, professional fees have been prepaid related to the Company’s Regulation A Offering (see Note 22) and to suppliers in Colombia.

8. PROPERTY, PLANT AND EQUIPMENT
Cost	Construction in progress	Office equipment	Vehicle	Right of use asset (land)	Total
As at March 13, 2019	$-	$-	$-	$-	$-
Additions	99,556	715	39,903	-	140,174
Asset acquisition (Note 9)	-	609	-	288,111	288,720
Foreign exchange translation	3,602	249	1,444	17,537	22,832
Cost as at December 31, 2019	$103,158	$1,573	$41,347	$305,648	$451,726

Accumulated depreciation
As at March 13, 2019	$-	$-	$-	$-	$-
Depreciation	-	(1,370)	(333)	(13,133)	(14,836)
Foreign exchange translation	-	(22)	(12)	(2,336)	(2,370)
Accumulated depreciation as at December 31, 2019	$-	$(1,392)	$(345)	$(15,469)	$(17,206)

Net book value
As at December 31, 2019	$103,158	$181	$41,002	$290,179	$434,520

The Company is constructing greenhouses in Colombia, the expenditures for which are recorded as construction in progress which is not currently being depreciated.  Depreciation will commence when construction is complete, and the facility is available for its intended use. All of the Company’s property, plant and equipment is domiciled in Colombia.
9. ASSET ACQUISITION
Acquisition of Cosechemos YA S.A.S (the “Acquisition”)
On July 16, 2019, the Company signed a share purchase agreement with Guillermo Andres Ramirez Martinez, Guillermo Ramirez Cabrales and Oscar Mauricio Franco Ulloa, collectively, the “Vendors”, to purchase 90% of Cosechemos. Pursuant to the share purchase agreement, Flora acquired 4,500 shares of Cosechemos on October 15, 2019. As consideration for the Cosechemos shares, Flora agreed to (i) pay $80,000 to the Vendors, and (ii) grant the Vendors a 10% non-dilutive, free carried interest in Cosechemos, the (“Free Carry”). Pursuant to the agreement, Flora is required to pay the Vendors, as a one-time payment, $750,000 within 60 days of Cosechemos earning a net income of $10,000,000. On October 15, 2019, $80,000 was paid to the Vendors for the purchase of 90% of Cosechemos.

The Free Carry will terminate upon Flora investing an aggregate of $25,000,000 in Cosechemos.

Flora Growth Corp.
Notes to the consolidated financial statements
For the period from incorporation on March 13, 2019 to December 31, 2019
(expressed in United States dollars)

The asset acquisition was recorded at 100% of the fair value of the net assets acquired with 10% attributable to the non-controlling interest.

The allocation of the consideration to the fair value of 100% of the net assets acquired at the date of acquisition is as follows:

$
Current assets	233,288
Property and equipment	609
Right of use asset	288,111
Intangible asset	259,019
Trade and other payables	(102,892)
Loans payable	(299,022)
Lease liability	(290,224)
Non-controlling interest	(8,889)
Total consideration paid	80,000

10. INTANGIBLE ASSET

A continuity of the intangible assets for the year ended December 31, 2019 is as follows:

	Balance at March 13, 2019	Additions	Balance at December 31, 2019
Cost	$	$	$
Acquisition of license (Note 9)	-	259,019	259,019
Amortization	-	(11,029)	(11,029)
Foreign currency translation	-	5	5
Total	-	247,995	247,995

The Company’s license is for the production of non-psychoactive cannabis products on its property located in Colombia. See Note 12.

11. LOANS PAYABLE
December 31, 2019
Loans payable	$1,030,154
Total	$1,030,154

The Company entered into a loan agreement with Copper One Inc. for an amount up to $500,000 of which $497,514 of principal has been drawn down. The loan is a United States dollar loan which bears interest at 10% annually, is unsecured, and is payable on demand. As at December 31, 2019, the interest payable on the loan was $15,784. Stan Bharti and Deborah Battiston are the Chairman and Chief Financial Officer, respectively, of the Company and of Copper One. These funds were sent to provide support to Cosechemos and to provide working capital for the Company. On January 31, 2020, the loan was repaid in the amount of $521,341; $497,514 to principal and $23,827 to interest.
The Company entered into a loan agreement with Sulliden Mining Capital Inc. for an amount up to $525,000 of which $495,613 of principal has been drawn down. The loan is a United States dollar loan which bears interest at 12% annually, is unsecured, and is due on March 31, 2020. As at December 31, 2019, the interest payable on the loan was $3,681. Stan Bharti and Deborah Battiston are the Chairman and Chief Financial Officer, respectively, of the Company and Interim Chief Executive Officer and Chief Financial Officer, respectively of Sulliden Mining. These funds were sent to provide support to Cosechemos and to provide working capital for the Company. On January 31, 2020, the loan was repaid in the amount of $510,557; $501,941 to principal and $8,616 to interest.
The Company entered into a loan agreement with Q Gold Resources Ltd. for an amount of $16,667. The loan bears interest at 10% annually, is unsecured, and is payable on demand. As at December 31, 2019, the interest payable on the loan was $895. Deborah Battiston is the Chief Financial Officer and Fred Leigh is a director of the Company. Deborah Battiston is the Chief Financial Officer and Fred Leigh is Chief Executive officer and a director of Q Gold. These funds were sent to provide support to Cosechemos and to provide working capital for the Company. On March 6, 2020, the loan was repaid in the amount of $17,637; $16,667 to principal and $970 to interest.

Flora Growth Corp.
Notes to the consolidated financial statements
For the period from incorporation on March 13, 2019 to December 31, 2019
(expressed in United States dollars)

12. LEASE LIABILITY
The Company entered into a land lease for 361 hectares of property in the municipality of Giron, in Santander, Colombia. The land is subject to a 6-year lease and is recorded as a right of use asset in property, plant and equipment.  The discount rate used to calculate the lease liability is 5.2%.
A continuity of lease liability for the year ended December 31, 2019 is as follows:
As at March 13, 2019	$-
Acquisition of lease	290,224
Lease payments	(8,835)
Interest expense on lease liability	3,703
Foreign currency translation	13,481
As at December 31, 2019	$298,573

The maturity analysis of the undiscounted contractual balances of the lease liability is as follows:
Less than one year	$67,132
One to five years Potential exposure on extension option (over 5 years) (i)	269,394 366,412
$702,938

(i) There is an option to extend the lease in the event that neither the lessee nor the lessor terminates the lease, for an additional five years.
13. CAPITAL STOCK
a.	Authorized

Unlimited number of common shares, without par value

b.	Common shares issued

	Number of shares	Stated value $
Balance, March 13, 2019	-	$-
Bonus shares	70,000,000	1,400,000
Balance, December 31, 2019	70,000,000	$1,400,000

On June 27, 2019, the Company granted bonuses of $1,400,000 to consultants, directors and officers of the Company. The bonuses were settled by the issuance of 70,000,000 common shares at a price of $0.02 per share for a value of $1,400,000 based on the value of services agreed upon by the consultants, directors, officers and the Company. Of the 70,000,000 common shares issued, a total of 14,950,000 common shares with a value of $299,000 were granted to the directors and officers of the Company (See Note 16).

Flora Growth Corp.
Notes to the consolidated financial statements
For the period from incorporation on March 13, 2019 to December 31, 2019
(expressed in United States dollars)

14. OPTIONS
The Company has a stock option plan whereby it may grant options for the purchase of common shares to any director, consultant, employee or officer of the Company or its subsidiaries. The aggregate number of shares that may be issuable pursuant to options granted under the Company’s stock option plan will not exceed 10% of the issued common shares of the Company (the “Shares”) at the date of grant. The options are non-transferable and non-assignable and may be granted for a term not exceeding five years. The exercise price of the options will be determined by the board at the time of grant, but in the event that the Shares are traded on any stock exchange (the “Exchange”), may not be less than the closing price of the Shares on the Exchange on the trading date immediately preceding the date of grant, subject to all applicable regulatory requirements.

Information relating to share options outstanding and exercisable as at December 31, 2019 is as follows:

	Number of options	Weighted average exercise price
Balance, March 13, 2019	-	$-
Granted	7,000,000	0.05

Balance, December 31, 2019	7,000,000	$0.05

Date	Options	Options	Exercise	Grant date	Remaining life
of expiry	outstanding	exercisable	price	fair value	in years

June 28, 2024	7,000,000	7,000,000	$0.05	$85,870	4.50
	7,000,000	7,000,000		$85,870	4.50

On June 28, 2019, the Company granted 7,000,000 options to directors, officers and consultants of the Company with an exercise price of $0.05 per common share. The options vested immediately. The fair market value of the options was estimated to be $85,870 using the Black Scholes option pricing model based on the following assumptions: risk‑free rate of 1.39%, estimated current stock price of $0.02, expected volatility of 100% based on comparable companies, an estimated life of 5 years and an expected dividend yield of 0%. Of the 7,000,000 options granted, 3,800,000 options with a value of $46,615 were granted to the directors and officers of the Company (See Note 16).
15. WARRANTS
On March 15, 2019, the Company granted 7,000,000 founder warrants of the Company with an exercise price of $0.05 per common share. The fair market value of the warrants was estimated to be $Nil using the Black Scholes option pricing model based on the following assumptions: risk‑free rate of 1.63%, estimated current stock price of $Nil, expected volatility of 100%, based on comparable companies, an estimated life of 3 years and an expected dividend yield of 0%. A total of 7,000,000 warrants with a value of $Nil were granted to the directors and officers of the Company (See Note 16).
	Number of warrants	Weighted average exercise price
Balance, March 13, 2019	-	$-
Granted	7,000,000	0.05
Balance, December 31, 2019	7,000,000	$0.05

Flora Growth Corp.
Notes to the consolidated financial statements
For the period from incorporation on March 13, 2019 to December 31, 2019
(expressed in United States dollars)

Date of expiry	Warrants outstanding	Exercise price	Grant date fair value	Remaining life in years

March 15, 2022	7,000,000	$0.05	$-	2.21
	7,000,000		$-	2.21

16. RELATED PARTY DISCLOSURES
Key management personnel compensation

In addition to their contracted fees, directors and officers also participate in the Company’s stock option program. Certain executive officers are subject to termination notices of twenty-four months to thirty-six months and change of control contingent provisions (Note 17). Key management personnel compensation is comprised of the following, see Notes 13(b), 14, 15:
Period from incorporation on March 13, 2019 to December 31, 2019
Directors & officers’ compensation	$557,165
Directors & officers’ share based payments	46,615
$603,780

The above directors’ and officers’ compensation are included in the trade payables and accrued liabilities as at December 31, 2019. These amounts are unsecured, non-interest bearing and due on demand.

During the period from incorporation on March 13, 2019 to December 31, 2019, the Company incurred expenses for consulting, rent and promotion services in the amount of $143,710 from 2227929 Ontario Inc. and expenses for consulting in the amount of $119,758 from Forbes and Manhattan.  As at December 31, 2019, these amounts were included in trade payables and accrued liabilities, and are unsecured, non-interest bearing and due on demand.  Fred Leigh is a director of the Company and is also a director and officer of 2227929 Ontario Inc. Stan Bharti is a director of the Company and is also a director of Forbes and Manhattan.

During the period from incorporation on March 13, 2019 to December 31, 2019, the Company issued 6,000,000 shares valued at $120,000 for consulting services to an individual personally related to one of the directors of the Company.

See Note 11 for loans payable to related parties.

17. COMMITMENTS AND CONTINGENCIES

Management contracts

The Company is party to certain management contracts. Currently, these contracts require payments of CAD$2,232,000 (approximately $1,719,000 USD) to be made upon the occurrence of a change in control to the officers of the Company. The Company is also committed to payments upon termination of approximately CAD$1,633,000 (approximately $1,258,000 USD) pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these consolidated financial statements.

Shared services and space commitment

The Company has an agreement to share general and administrative, promotion, corporate development, consulting services, and office space with other companies at a cost of $15,000 per month, with a minimum commitment of $45,000. This agreement may be terminated by either party giving at least 90 days’ prior written notice (or such shorter period as the parties may mutually agree upon) to the other party of termination. These services are provided by 2227929 Ontario Inc. (Note 16).

Flora Growth Corp.
Notes to the consolidated financial statements
For the period from incorporation on March 13, 2019 to December 31, 2019
(expressed in United States dollars)

18. LOSS PER SHARE

The following securities were not included in the computation of diluted shares outstanding because the effect would be anti-dilutive:

December 31, 2019
Stock options (Note 14)	7,000,000
Warrants (Note 15)	7,000,000
14,000,000

19. INCOME TAXES
The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.5% to the effective tax rate is as follows:

2019
$

(Loss) before income taxes	(2,771,926)

Expected income tax recovery based on statutory rate	735,000
Adjustment to expected income tax recovery:
Stock based Compensation	(23,000)
Expenses not deductible for tax purposes	(4,000)
Difference in tax rates among tax jurisdictions	10,000
Change in benefit not recognized	(718,000)

Deferred income tax provision (recovery)	-

Deferred taxes are a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom:

2019
$

Non-capital loss carry-forwards - Canada	2,476,000
Non-capital loss carry-forwards - Colombia	187,000

Total	2,663,000

For income tax purposes, the Company has non-capital losses carried forward from the current period which can be used to reduce future years' taxable income. Of the total loss carry-forwards, $2,476,000 expire in 2039, and $187,000 expire in 2031.

20. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Environmental

The Company’s growth and development activities are subject to laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

Flora Growth Corp.
Notes to the consolidated financial statements
For the period from incorporation on March 13, 2019 to December 31, 2019
(expressed in United States dollars)

Fair value

The Company’s financial instruments measured at amortized cost as at December 31, 2019, consist of cash, amounts receivable, loan receivable, trade payables and accrued liabilities, loans payable, and lease liability. The amounts reflected in the consolidated statements of financial position approximate fair value due to the short term maturity of these instruments.

Financial instruments recorded at the reporting date at fair value are classified into one of three levels based upon the fair value hierarchy. Items are categorized based on inputs used to derive fair value based on:

Level 1 - quoted prices that are unadjusted in active markets for identical assets or liabilities;
Level 2 - inputs other than quoted prices included in level 1 that are observable for the asset/liability either directly or indirectly; and
Level 3 - inputs for the instruments are not based on any observable market data.

The Company had no financial instruments recorded at fair value in the consolidated statement of financial position at December 31, 2019.

Fair value estimates are made at the relevant transaction date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

Risk management overview

The Company has exposure to credit, liquidity and market risks from its use of financial instruments. This note provides information about the Company’s exposure to each of these risks, the Company’s objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these consolidated financial statements.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s loan receivable and cash held with banks and other financial intermediaries.

The carrying amount of the cash and loan receivable represents the maximum credit exposure which amounted to $250,884 as at December 31, 2019.

The Company has assessed that there has been no significant increase in credit risk of this loan receivable from initial recognition based on the financial position of the borrower, and the regulatory and economic environment of the borrower. As a result, the loss allowance recognized during the period was limited to 12 months expected credit losses. Based on historical information, and adjusted for forward-looking expectations, the Company has assessed an insignificant loss allowance on this loan as at December 31, 2019.

The Company held cash of $159,797 at December 31, 2019, of which, $nil is held with central banks and financial institution counterparties that are highly rated. The remaining amount of $159,797 is held with a financial intermediary in Colombia. The Company has assessed no significant increase in credit risk from initial recognition based on the availability of funds, and the regulatory and economic environment of the financial intermediary. As a result, the loss allowance recognized during the period was limited to 12 months expected credit losses. Based on historical information, and adjusted for forward-looking expectations, the Company has assessed an insignificant loss allowance on this cash balance as at December 31, 2019.

Market risk

Market risk is the risk that changes in market conditions, such as commodity prices, foreign exchange rates, and interest rates, will affect the Company’s net income or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing the Company’s returns.

Flora Growth Corp.
Notes to the consolidated financial statements
For the period from incorporation on March 13, 2019 to December 31, 2019
(expressed in United States dollars)

       Foreign exchange risk
Foreign currency exchange rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company does not currently use foreign exchange contracts to hedge its exposure to currency rate risk as management has determined that this risk is not significant at this point in time. As such, the Company's financial position and financial results may be adversely affected by the unfavorable fluctuations in currency exchange rates.

As at December 31, 2019, the Company had the following monetary assets and liabilities denominated in foreign currencies:

December 31, 2019	CAD	COP
Cash	$-	523,676,716
Amounts receivable	18,518	5,115,000
Trade payables	(384,767)	(247,758,338)
Accrued liabilities	(791,485)	-
Lease liability	-	(978,464,861)
	$(1,157,734)	(697,431,483)

Monetary assets and liabilities denominated in Canadian dollars and Colombian pesos are subject to foreign currency risk. As at December 31, 2019, had the United States dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, there would have been a change of approximately $45,000 in the Company’s net loss. As at December 31, 2019, had the United States dollar weakened/strengthened by 5% against the Colombian peso with all other variables held constant, there would have been a change of approximately $8,000 in the Company’s other comprehensive income.

It is management’s opinion that the Company is not subject to significant commodity or interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with the financial liabilities. The Company’s financial liabilities consist of trade payables and accrued liabilities of $1,105,637, loans payable of $1,030,154 and lease liability of $298,573 as at December 31, 2019. The Company had cash of $159,797 as at December 31, 2019. The Company’s policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company's management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise.

Trade payables and accrued liabilities consist of invoices payable to trade suppliers for administration and professional expenditures. The Company processes invoices within a normal payment period. Trade payables have contractual maturities of less than 90 days.

21. CAPITAL MANAGEMENT
The Company considers the aggregate of its common shares, options and deficit as capital. The Company’s objective, when managing capital, is to ensure sufficient resources are available to meet day to day operating requirements and to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

At December 31, 2019, the Company has no cash-generating operations; therefore, the only source of cash flow is generated from financing activities. The Company’s officers and senior management are in the process of searching for additional business opportunities. Potential business activities are appropriately evaluated by senior management and a formal review and approval process has been established at the Board of Directors’ level. The Company may enter into new financing arrangements to meet its objectives for managing capital, until such time as a viable business activity is operational and the Company can thereby internally generate sufficient capital to cover its operational requirements.

The Company’s officers and senior management take full responsibility for managing the Company’s capital and do so through quarterly meetings and regular review of financial information. The Company’s Board of Directors is responsible for overseeing this process.

Flora Growth Corp.
Notes to the consolidated financial statements
For the period from incorporation on March 13, 2019 to December 31, 2019
(expressed in United States dollars)

22. SUBSEQUENT EVENTS
OFFERING

Flora is offering up to 40,000,000 (the “Maximum Offering”) units (the “Units”) of the Company to be sold in the offering (the “Offering”). Each Unit is comprised of one common share in the capital of the Company, with no par value per share (a “Common Share”), and one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”) to purchase one additional Common Share (a “Warrant Share”) at an exercise price of $1.00 per Warrant Share, subject to certain adjustments, over an 18-month exercise period following the date of issuance of the Warrant. The Units are being offered at a purchase price of $0.75 per Unit. Flora is selling the Units through a Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933. There is no assurance the Maximum Offering will be completed. As at April 24, 2020, the Company has received subscriptions approximately totaling $10,200,000 pursuant to the Offering.

AGREEMENT WITH NEWDENE GOLD INC.

The Company has granted a loan of $1,000,000 to Newdene Gold Inc. (“Newdene”).  The loan accrues interest with an annual interest rate of 6%, and is payable six months following the closing date of February 12, 2020.  The loan is secured by a securities pledge agreement in favor of the Company creating a security interest of 2,000,000 common shares in the capital of Flora.
NOVEL CORONAVIRUS (“COVID-19”)
The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.
EXERCISE OF STOCK OPTIONS
Subsequent to December 31, 2019, 600,000 stock options were exercised for gross proceeds of $30,000.
ISSUANCE OF STOCK OPTIONS
On April 23, 2020, the Company granted 750,000 options to an officer, employees and consultants of the Company.

Item 8. Exhibits

PART III – EXHIBITS

Exhibit No.	Description

EX1A-2.1#	Certificate of Incorporation of Flora Growth Corp.

EX1A-2.2#	Bylaws of Flora Growth Corp.

EX1A-4.1+	Form of Subscription Agreement.

EX1A-4.2#	Form of Common Share Purchase Warrant.

EX1A-6.1#	Consulting Agreement dated March 14, 2019 between Flora Growth Corp. and Forbes & Manhattan, Inc.

EX1A-6.2#	Consulting Agreement dated March 14, 2019 between Flora Growth Corp. and Stan Bharti.

EX1A-6.3#	Consulting Agreement dated March 14, 2019 between Flora Growth Corp. and Damian Lopez.

EX1A-6.4#	Consulting Agreement dated March 14, 2019 between Flora Growth Corp. and Jadan Consulting Corporation.

EX1A-6.5#	Consulting Agreement dated September 11, 2019 between Flora Growth Corp. and Orlando Bustos.

EX1A-6.6#	Form of Founder Warrant to Purchase Common Shares of Flora Growth Corp.

EXA1-6.7#	Broker-Dealer Agreement dated September 6, 2019 between Flora Growth Corp. and Dalmore Group, LLC.

EX1A-6.8#	Consulting Agreement dated September 6, 2019 between Flora Growth Corp. and DALV Consulting, LLC.

EX1A-6.9#	Shared Costs Services Agreement dated March 14, 2019 between Flora Growth Corp. and 2227929 Ontario Inc.

EX1A-6.10#	Promissory Lease With Option to Sale and Purchase Agreement dated December 27, 2018 between Cosechemos YA S.A.S. and Waldshut C.V.

EX1A-6.11#	Promissory Lease With Option to Sale and Purchase Agreement dated December 27, 2018 between Cosechemos YA S.A.S. and Vicalvaro C.V.

EX1A-6.12#	Lease Agreement dated May 2, 2018 between Cosechemos YA S.A.S. and C.I Gramulaz S.C.A

EX1A-6.13+	Amendment to Lease Agreement dated September 1, 2019 between Cosechemos YA S.A.S. and C.I Gramulaz S.C.A.

EX1A-6.14#	Loan Agreement dated August 6, 2019 between Flora Growth Corp. and Copper One Inc., as amended on September 12, 2019.

EX1A-6.15#	Shareholders’ Agreement dated October 2, 2019 among Flora Growth Corp., Guillermo Andres Ramirez Martinez, Guillermo Ramirez Cabrales and Oscar Mauricio Franco Ulloa.

EX1A-6.16#	Flora Growth Corp. Stock Option Plan.

EX1A-6.17#	Form of Stock Option Agreement.

EX1A-6.18+	Amendment to Promissory Lease With Option to Sale and Purchase Agreement dated November 1, 2019 between Cosechemos YA S.A.S. and Waldshut C.V.

EX1A-6.19+	Amendment to Promissory Lease With Option to Sale and Purchase Agreement dated November 1, 2019 between Cosechemos YA S.A.S. and Vicalvaro C.V.

EX1A-6.20†	Loan Agreement dated February 12, 2020 between Flora Growth Corp. and Newdene Gold Inc.

EX1A-6.21†	Independent Contractor Agreement dated April 5, 2020 between Flora Growth Corp. and Evan Veryard.

EX1A-6.22†	Independent Contractor Agreement dated January 1, 2020 between Flora Growth Corp. and Pedra da Gavea Co. Ltd.

EX1A-7.1#	Share Purchase Agreement dated July 16, 2019 among Flora Growth Corp., Guillermo Andres Ramirez Martinez, Guillermo Ramirez Cabrales and Oscar Mauricio Franco Ulloa.

EX1A-10.1#	Power of Attorney.

EX1A-11.1†	Consent of McGovern Hurley LLP.

EX1A-11.1+	Consent of RSM Colombia SAS.

EX1A-14.1#	Appointment of Agent for Service of Process.

† Filed herewith.
# Previously filed and incorporated by reference to the exhibits filed as part of Part III of the Form 1-A filed with the SEC on October 11, 2019.
+ Previously filed and incorporated by reference to the exhibits filed as part of Part III of the Form 1-A/A filed with the SEC on November 21, 2019.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer had duly caused this Annual Report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, on April 29, 2020.

FLORA GROWTH CORP.

By:	/s/ Damian Lopez
Name: Damian Lopez
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: /s/ Damiam Lopez	Date: April 29, 2020
Name: Damian Lopez Title: Chief Executive Officer and President (Principal Executive Officer)

By: /s/ Deborah Battiston	Date: April 29, 2020
Name: Deborah Battiston Title: Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)